SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                           Travis Boats & Motors, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   894363100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert H. Wexler
                            101 S. Hanley, Suite 1600
                            St. Louis, Missouri 63105
                            Telephone: (314) 615-6100
                            Facsimile: (314) 615-6001
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                              November 8, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 894363100              13D                          Page 2 of 11 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          TMRC, L.L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3 (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                         Page 3 of 11 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Tracker Marine, L.L.C.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                         Page 4 of 11 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Three Johns Company
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                          Page 5 of 11 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          The John L. Morris Revocable Trust
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                          Page 6 of 11 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          John L. Morris
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   -0-
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  202,643
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   3,446,945 (1)
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (2)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (3)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

(1) This number includes the 3,252,825 shares of common stock into which the Series A Preferred owned by TMRC is convertible and up to the 194,120 shares of common stock subject to the options granted by Mark
         T. Walton and Robert C. Siddons.
(2) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Kenneth N. Burroughs.
(3) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

CUSIP NO. 894363100              13D                          Page 7 of 11 Pages

--------------------------------------------------------------------------------
   1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

          Kenneth N. Burroughs, as Trustee of the Voting Trust dated
          January 7, 2003
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)

                 (a)        |X|

                 (b)        | |
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e)     | |


--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization

          State of Missouri
--------------------------------------------------------------------------------
                             7.    Sole Voting Power

                                   3,764,321 (4)
    Number of               ----------------------------------------------------
    Shares                   8.    Shared Voting Power
    Beneficially
    Owned by Each                  -0-
    Reporting               ----------------------------------------------------
    Person                   9.    Sole Dispositive Power
    With:
                                   -0-
                             ---------------------------------------------------
                             10.   Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
  11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          4,083,534 (5)
--------------------------------------------------------------------------------
  12.     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)     |X|
--------------------------------------------------------------------------------
  13.     Percent of Class Represented by Amount In Row (11)

          53.3% (6)
--------------------------------------------------------------------------------
  14.     Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

(4) This number includes the 3,137,255 votes attributable to the 80,000 shares of Series A Preferred owned by TMRC, the 334,200 shares of common stock owned by Mark T. Walton and the 292,866 shares of common stock owned by Robert C. Siddons. Mr. Burroughs has the power to vote these shares pursuant to a voting trust agreement described in Item 6 hereof. See Exhibit F hereto.
(5) This number includes all of the shares deposited into the voting trust agreement described in Item 6 hereof, 202,643 shares subject to a proxy granted to TMRC and 1,000 shares owned by Mr. Burroughs.
(6) Based upon a fully-diluted, as-if converted number of 8,428,124 shares outstanding according to representations made by the Company in the Letter Agreement, less 528,584 shares underlying certain convertible promissory notes that are no longer immediately convertible and 237,198 shares that were subject to stock options that have been cancelled. See
         Item 4 hereof for more information.

                               Amendment No. 3 to

                                  Schedule 13D

         TMRC, L.L.P., a Missouri limited liability company ("TMRC"), and, by virtue of their respective direct and indirect holdings of interests in TMRC (as described below in this Report), Tracker Marine, L.L.C., a Missouri limited liability company ("Tracker"), Three Johns Company, a Missouri corporation ("Three Johns"), the John L. Morris Revocable Trust (the "JLM Trust") and John
L. Morris, an individual residing in Missouri ("JLM") (collectively, the "TMRC Reporting Persons"), have previously reported their acquisition of 21,390 shares of 6% Series A Cumulative Convertible Preferred Stock, $.01 par value per share ("Series A Preferred") of Travis Boats & Motors, Inc., a (the "Company"), which such shares are convertible into 869,724 shares of the Company's common stock, in an initial Schedule 13D filing dated March 13, 2002 (the "Report"), the acquisition of an additional 58,610 shares of Series A Preferred, which such shares are convertible into 2,383,101 shares of the Company's common stock, and the formation of a voting trust entered into by and among the TMRC, Mark T. Walton ("Walton"), Robert C. Siddons ("Siddons") and the holders of certain convertible promissory notes issued by the Company (the "Voting Trust") appointing Kenneth N. Burroughs as trustee of the Voting Trust ("KNB") and into which all the common stock and Series A Preferred held by the members of the Voting Trust were deposited, the acquisition by TMRC of the right to designate a majority of the Company's Board of Directors (the "Board") and any committees thereof and the receipt of a proxy from a former Executive Vice-President and a director of the Company granting TMRC the right to vote the 202,643 shares of common stock owned by such person (the "Proxy), in Amendment No. 2 of to the Report dated June 10, 2002. Capitalized terms that are not defined in this Amendment No. 3 shall have the meaning ascribed to such terms in the Report.

         This Amendment No. 3 to the Report is being filed in order to report, among other things, the plan of the TMRC Reporting Persons to acquire all of the issued and outstanding common stock of the Company by virtue of a merger between TMRC nad the Company (the "Merger") pursuant to an Agreement and Plan of Merger dated as of November 10, 2004 by and between TMRC and the Company (the "Merger Agreement"). In addition, this Amendment No. 3 is being filed to amend and supplement the Report, as amended by Amendment Nos. 1 and 2, previously filed by the TMRC Reporting Persons. Only those items amended or supplemented are reported herein.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented as follows:

         In connection with the Merger, TMRC shall be required to pay approximately $1.6 Million in the aggregate for all of the issued and outstanding common stock and options to acquire common stock. Tracker will contribute the required amounts to TMRC from Tracker's cash on hand and no funds will be borrowed for such purpose.

Item 4.  Purpose of Transaction.

         Item 4 is hereby supplemented as follows:

         In response to the Company's plan to explore all possible options designed to maximize shareholder value, Tracker entered into preliminary discussions  with  the  Company  in  September,  2004 to  determine  whether  an acquisition of all the issued and outstanding shares of Travis Boats common stock through a merger was feasible. Although negotiations continued throughout September and into October, Tracker and the Company were in substantial disagreement over the purchase price and the amount Tracker would loan to the Company to assist the Company meet its working capital needs. In addition, Tracker expressly conditioned any acquisition plan on the successful negotiation of new floor-plan financing terms for the Company with GE Commercial Distribution Finance Corporation, the Company's principal inventory lender ("GE") and on the agreement by GE to certain financing terms for the acquired company and Tracker after completion of the acquisition plan.

         On November 8, 2004, the Company announced that the Company and Tracker were in advanced negotiations with regard to a proposed plan of merger. On November 10, 2004, the Company and TMRC entered into the Merger Agreement pursuant to which TMRC would merge into the Company, all the common shareholders of the Company would receive $0.40 per share, and the Company would become the wholly-owned subsidiary of Tracker.

         As previously disclosed, the TMRC Reporting Persons currently have control over the Company by virtue of their beneficial ownership of approximately 53% in the Company. The purpose of the Merger is to acquire all of the shares of common stock not owned of record by the TMRC Reporting Persons. Upon consummation of the Merger, the shares of Series A Preferred of the Company shall become the common stock of the surviving company, making Tracker the sole shareholder of the Company.

         If the Merger is completed, the TMRC Reporting Persons and KNB anticipate that:

         (a) All the current directors and officers of the Company shall resign and shall be replaced by KNB, JLM and other certain affiliates of the TMRC Reporting Persons.

         (b) The Company's common stock, which was delisted from the Nasdaq Small Cap Market and is now quoted on the Pink Sheets of the Electronic Quotation Service (all as previously disclosed by the Company), will cease to be authorized for quotation on any inter-dealer quotation service.

         (c) The articles of incorporation and bylaws of the Company shall be automatically amended and restated to reflect the fact that the Company shall be the wholly-owned subsidiary of Tracker. The board of directors of the Company shall consist of one director and the capitalization of the Company shall be reduced to one thousand (1,000) shares of common stock.

         (d) The Company shall be entitled to terminate its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         Other than as described in this Report, to the best knowledge of the TMRC Reporting Persons and KNB, no TMRC Reporting Person or KNB has any plans or proposals that relate to or would result in any of the described results set forth in Schedule 13D, Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby supplemented as follows:

         In connection with the Merger, the KNB, as trustee of the Voting Trust, has agreed to vote the shares deposited in the Voting Trust in accordance with the instructions of the record holders of the shares and the TMRC Reporting Persons have agreed not to exercise any voting control over the shares subject to the Proxy. In addition, TMRC, as the record holder of all of the shares of the Series A Preferred of the Company, entered into a Voting Support Agreement with the Company pursuant to which TMRC has agreed to vote in favor of the Merger and the Merger Agreement.

Item 7.  Materials to be Filed as Exhibits.

         Item 7 is hereby amended as follows:

         Exhibit J         Agreement and Plan of Merger
         Exhibit K         Voting Support Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 TMRC, L.L.P.


                                 By:     Tracker Marine, L.L.C.,
                                         Its 99% partner

                                 By:     Three Johns Company,
                                         Its sole member


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 Tracker Marine, L.L.C.


                                 By:     Three Johns Company,
                                         Its sole member


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Three Johns Company


                                 By:     /s/ Kenneth Burroughs
                                         ---------------------------------------
                                 Name:   Kenneth Burroughs
                                         ---------------------------------------
                                 Title:  President
                                         ---------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 John L. Morris Revocable Trust



                                 By:     /s/ Joe C. Greene
                                         ---------------------------------------
                                         As co-trustee


                                 By:     /s/ Lawrence P. Mueller
                                         ---------------------------------------
                                         As co-trustee

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ John L. Morris
                                         ---------------------------------------
                                         John L. Morris

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         /s/ Kenneth N. Burroughs
                                         ---------------------------------------
                                         Kenneth N. Burroughs, as Trustee of the
                                         Voting Trust dated January 7, 2003

                                                                       EXHIBIT J

                          AGREEMENT AND PLAN OF MERGER


This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of November 10, 2004, by and between TMRC, L.L.P., a Missouri limited liability partnership ("Tracker"), and Travis Boats & Motors, Inc., a Texas corporation ("Travis").

WHEREAS, the Special Committee (as defined in Section 3.01(e)(ii)), which had been formed to explore strategic business and financial alternatives focused on maximizing shareholder value, engaged Davenport & Company LLC, an investment banking firm based in Richmond, Virginia (the "Financial Advisor"), as the financial advisor to advise and assist Travis with this process;

WHEREAS, after identifying a number of possible buyers and/or investors in Travis (including Tracker), mailing detailed financial, operational and other relevant information regarding Travis, and reviewing all expressions of interest received by the Financial Advisor, the Special Committee, with the assistance of the Financial Advisor, determined that the expression of interest received from Tracker (taking into account the cash consideration contained therein and other relevant factors) was superior to the others submitted and subsequently determined that changes to the terms set forth in the expression of interest were acceptable and still superior to the other terms submitted to the Special Committee by other bidders;

WHEREAS, the Financial Advisor has delivered its opinion, dated November 10, 2004, to the Special Committee, to the effect that subject to the assumptions, qualifications and limitations set forth therein the Per Share Cash Merger Consideration (as defined in Section 2.01) to be received by the Disinterested Shareholders (as defined in Section 8.13(c)) is fair, from a financial point of view;

WHEREAS, the Board of Directors of Travis (the "Travis Board") has deemed it advisable and in the best interests of Travis and its shareholders to consummate the statutory merger, on the terms and subject to the conditions set forth in this Agreement, of Tracker with and into Travis (the "Merger");

WHEREAS, the Travis Board and the Special Committee have approved, in accordance with the applicable provisions of the laws of the State of Texas ("Texas Law"), this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, based on the recommendation of the Special Committee, the Travis Board, having determined that the Merger is fair to and in the best interest of the shareholders of Travis, has resolved to recommend to its shareholders the approval and adoption of this Agreement, the approval of the Merger and the approval of (a) the conversion of each issued and outstanding share of Travis common stock, $0.01 par value per share (the "Travis Common Stock"), into the right to receive the Per Share Cash Merger Consideration from the Surviving Corporation (as defined in Section 1.01) and (b) the cancellation of each issued and outstanding share of Travis Preferred Stock (defined below) in exchange for the issuance of 1/100th of a share of common stock of the Surviving Corporation ("Surviving Corporation Stock," which, for the avoidance of doubt, is not included within the definition of "Travis Common Stock") for each share of Travis Preferred Stock to the holder thereof except Tracker, whose Travis Preferred Stock shall be cancelled in exchange for the issuance to Tracker Marine, L.L.C. ("Tracker Marine") of 1/100th of a share of Surviving Corporation Stock for each share of Travis Preferred Stock owned by Tracker;

WHEREAS, Tracker beneficially owns 80,000 shares of Travis' Series A Preferred Stock, $100 par value per share (the "Travis Preferred Stock"), representing, on an "as converted basis" approximately 42% of the outstanding Travis Common Stock;

WHEREAS, as of the date of this Agreement, Tracker entered into a Support Agreement with Travis pursuant to which Tracker has agreed to vote in favor of the Merger;

WHEREAS, the partners of Tracker have approved, in accordance with the applicable provisions of the laws of the State of Missouri, this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, Travis and Tracker desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                   THE MERGER

1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Texas Business Corporation Act (the "TBCA"), Tracker shall be merged with and into Travis at the Effective Time (as defined in Section 1.03). At the Effective Time, the separate existence of Tracker shall cease, and Travis shall continue as the surviving corporation (the "Surviving Corporation").

1.02. Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., St. Louis time, on a date to be specified by the parties, which shall be not later than the second Business Day (as defined in Section 8.13(b)) after satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or are waived at the Closing), at the offices of Gallop, Johnson & Neuman, L.C., 101 S. Hanley, Suite 1600, St. Louis, MO 63105, unless another time, date or place is agreed to in writing by Tracker and Travis. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

1.03. Effective Time of the Merger. As soon as practicable on or after the Closing Date, the parties shall: (a) file articles of merger or a certificate of merger, as applicable (collectively, the "Articles of Merger"), in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the laws of Texas and Missouri; and (b) make all other filings or recordings required by law to effect the Merger. The Merger shall become effective at such date and time as the Articles of Merger are duly filed with the Secretary of State of the State of Texas and with the Secretary of State of the State of Missouri or at such subsequent date and time as Tracker and Travis shall agree and specify in the Articles of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the "Effective Time."

1.04.  Effects of the  Merger.  The Merger  shall have the  effects set forth in
Article 5.06 of the TBCA and Section 351.450 of the General and Business Corporation Law of Missouri.

1.05. Articles of Incorporation and Bylaws of Surviving Corporation.

     (a) At the Effective Time, the Articles of Incorporation of Travis shall be amended and restated in its entirety to be identical to the Amended and Restated Articles of Incorporation substantially in the form set forth on the attached Exhibit A, which shall be the Articles of Incorporation of the Surviving
Corporation from and after the Effective Time until thereafter changed or amended as provided therein or by the TBCA, subject to the limitations set forth in Section 5.10(a).

     (b) At the Effective Time, the Bylaws of Travis shall be amended and restated in its entirety to be identical to the Amended and Restated Bylaws substantially in the form set forth on the attached Exhibit B, which shall be the Bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or by the TBCA, subject to the limitations set forth in Section 5.10(a).

1.06. Directors of Surviving Corporation. The directors of Travis immediately prior to the Effective Time shall resign as of the Effective Time and be replaced, as of the Effective Time, with the directors specified on the attached Exhibit C, who shall serve as the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.07. Officers of Surviving Corporation. The officers of Travis immediately prior to the Effective Time shall resign as of the Effective Time and be replaced, as of the Effective Time, with the officers specified on the attached Exhibit D, who shall serve as officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                   ARTICLE II
                    CONVERSION AND CANCELLATION OF SECURITIES

2.01. Conversion of Travis Common Stock. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, by virtue of the Merger and without any action on the part of Tracker, Travis or any of their respective partners or shareholders, each share of Travis Common Stock, other than those shares of Travis Common Stock Held (as defined in Section 8.13(e)) by the
Dissenting Shareholders (as defined in Section 2.06)), outstanding at the Effective Time, shall be deemed canceled and converted into the right to receive cash in an amount equal to $0.40, without interest (the "Per Share Cash Merger Consideration"), and each such share shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each certificate that immediately prior to the Effective Time evidenced a Travis Common Stock shareholder's (a "Travis Common Shareholder") ownership of shares of Travis Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Cash Merger Consideration.

2.02 Cancellation of Travis Preferred Stock. At the Effective Time, each share of Travis Preferred Stock outstanding at the Effective Time shall be cancelled in exchange for the issuance of 1/100th of a share of Surviving Corporation Stock to Tracker Marine except Tracker, whose Travis Preferred Stock shall be cancelled in exchange for the issuance to Tracker Marine of 1/100 of a share of Surviving Corporation Stock for each share of Travis Preferred Stock owned by Tracker. All shares of Surviving Corporation Stock issued pursuant to this
Section 2.02 shall be fully paid, nonassessable, duly authorized and validly issued and free of preemptive rights, with no personal liability attaching to ownership thereof.

2.03 Travis Options. Promptly following the execution and delivery of this Agreement, (a) the Compensation Committee of the Travis Board shall adopt appropriate resolutions and take all other actions necessary and appropriate to provide that Travis shall cause, and Travis shall cause, on the Business Day prior to the Effective Time, each unexpired, unvested and unexercisable Travis Option (as defined in Section 8.13(m)) to become fully vested and exercisable and (b) Travis shall cause each holder of a Travis Option (i) to exercise such Travis Option prior to the Effective Time or (ii) to agree to the cancellation of such Travis Option (the "Option Termination Consent") in exchange for the right to receive cash in an amount equal to the number of shares of Travis Common Stock represented by the Travis Option times the greater of (A) Five Cents ($0.05) or (B) the excess of the Per Share Cash Merger Consideration over the exercise price per share (such product, the "Option Payment"). Each Option Termination Consent shall include a confirmation from the holder that, upon the effectiveness of such cancellation or termination, he or she will have no rights relating to such Travis Option, except to the extent contemplated hereinabove.

2.04 Tracker Partnership Interests. Each partnership interest of Tracker issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

2.05 Adjustments to Merger Consideration. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Travis Common Stock), reorganization, reclassification, combination, recapitalization or other like change with respect to Travis Common Stock occurring after the date hereof and prior to the Effective Time, then the Per Share Cash Merger Consideration shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

2.06 Dissenting Shareholders. Any Travis Common Shareholder who perfects such holder's dissenters' rights in accordance with and as contemplated by Article
5.12 of the TBCA (a "Dissenting Shareholder") shall be entitled to receive from the Surviving Corporation the value of such shares in cash as determined pursuant to such provision of the TBCA; provided, that no such payment shall be made to a Dissenting Shareholder unless and until such Dissenting Shareholder has complied with the applicable provisions of Article 5.12 of the TBCA and surrendered to Travis the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a Dissenting Shareholder fails to perfect, or effectively withdraws or loses, such Dissenting Shareholder's right to appraisal of and payment for such holder's shares, the Surviving Corporation shall issue and deliver the consideration to which such Dissenting Shareholder is entitled under this Article 2 (without interest) upon surrender by such Dissenting Shareholder of the certificate or certificates representing the shares of Travis Common Stock held by such Dissenting Shareholder. If and to the extent required by applicable law, the Surviving Corporation will establish (or cause to be established) an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to Dissenting Shareholders. Upon satisfaction of all claims of Dissenting Shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to the Surviving Corporation. Travis shall serve prompt notice to Tracker of any demands for appraisal of any shares of Travis Common Stock, withdrawals of such demands and any other instruments served pursuant to the TBCA received by Travis, and Tracker shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Travis shall not, without the prior written consent of Tracker (which consent shall not be withheld unreasonably), make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

2.07. Surrender of Certificates.

     (a) Exchange Agent. Travis' transfer agent shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Provision of Total Cash Merger Consideration. Subject to the conditions set forth in Article VI of this Agreement, the total amount of cash to be paid in respect of the shares of Travis Common Stock pursuant to Section 2.01 and the Travis Options pursuant to Section 2.03(a)) shall be provided to the Exchange Agent in cash prior to the Effective Time.

     (c) Exchange Procedures.

          (i) Within two Business Days following the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Travis Common Stock to be converted into the right to receive the Per Share Cash Merger Consideration pursuant to
     Section 2.01 (the "Travis Certificates") and to each holder of a Travis Option to be converted into the right to receive the Option Payment: (A) a form of letter of transmittal (the "Letter of Transmittal"); and (B) instructions for use of the Letter of Transmittal in effecting the surrender of Travis Certificates in exchange for the Per Share Cash Merger Consideration or the Travis Option agreements evidencing the Travis Options (the "Travis Option Agreements") in exchange for the Option Payment. The Letter of Transmittal shall specify that delivery of the Travis Certificates and the Travis Option Agreements shall be effected, and risk of loss and title to the Travis Certificates and the Travis Option Agreements shall pass, only upon receipt thereof by the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify. Upon surrender of a Travis Certificate or a Travis Option Agreement for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with a properly completed and duly executed Letter of Transmittal, the holder of record of such Travis Certificate or Travis Option Agreement shall be entitled to receive a check in the amount equal to the Per Share Cash Merger Consideration, times the number of shares of Travis Common Stock represented by the Travis Certificate, or the Option Payment, as applicable; and such Travis Certificate or Travis Option Agreement shall be canceled. Until so surrendered, each Travis Certificate and Travis Option Agreement (if the holder thereof has given an Option Termination Consent) shall be deemed from and after the Effective Time to represent only the right to receive the Per Share Cash Merger
     Consideration, times the number of shares of Travis Common Stock represented by a Travis Certificate, or the Option Payment, as applicable. Notwithstanding anything contained herein to the contrary, no interest shall be paid or shall accrue on any cash payable to any holder of a Travis Certificate or a Travis Option Agreement pursuant to the provisions of this
     Article II.

          (ii) Within two Business Days following the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Travis Preferred Stock (a "Preferred Certificate"), except Tracker, a Letter of Transmittal and instructions in substantially the form provided pursuant to subsection (i). Upon surrender of a Preferred Certificate in accordance with and together with a properly completed and duly executed Letter of Transmittal, the holder of record of such Preferred Certificate shall be entitled to receive the applicable number of shares of Surviving Common Stock; and such Preferred Certificate shall be canceled. Until so surrendered, each Preferred Certificate shall be deemed from and after the Effective Time to represent only the right to receive the Surviving Common Stock. Notwithstanding anything contained herein to the contrary, no interest shall be paid or shall accrue on any cash payable to any holder of a Preferred Certificate. At the Effective Time, Tracker Marine shall surrender for cancellation to Travis each share of Travis Preferred Stock outstanding at the Effective Time, and in exchange therefor, the Surviving Corporation shall issue 100 shares of Surviving Corporation Stock to Tracker Marine for each share of Travis Preferred Stock pursuant to Section 2.02.

     (d) No Liability. Notwithstanding anything to the contrary in this Section 2.07, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person (as defined in Section 8.13(i)) for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Travis Certificate has not been surrendered prior to the fifth anniversary of the Effective Time (or immediately prior to such earlier date on which the aggregate Per Share Cash Merger Consideration to be paid pursuant to Section 2.01 in respect of such Travis Certificate would otherwise escheat to or become the property of any
Governmental Entity (as such term is defined in Section 8.13(d)), any amounts payable in respect of such Travis Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

2.08. No Further Ownership Rights in Travis Common Stock or Travis Preferred Stock. The Per Share Cash Merger Consideration paid or payable following the surrender for exchange of Travis Certificates in accordance with the terms hereof shall be paid in full satisfaction of all rights pertaining to the shares of Travis Common Stock represented by Travis Certificates, and there shall be no further registration of transfers on the records of the Surviving Corporation of such shares of Travis Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Travis Certificate converted into the right to receive Per Share Cash Merger Consideration is presented to the Surviving Corporation with a properly completed and duly executed Letter of Transmittal for any reason, such Travis Certificate shall be canceled and exchanged as provided in this Article II. The Surviving Corporation Stock issued or issuable following the cancellation of the Travis Preferred Stock in accordance with the terms hereof shall be issued or issuable in full satisfaction of all rights pertaining to such shares of Travis Preferred Stock, and there shall be no further registration of transfers on the records of Travis of such shares of Travis Preferred Stock that were issued and outstanding immediately prior to the Effective Time.

2.09. Lost, Stolen or Destroyed Certificates. In the event any Travis Certificate representing shares of Travis Common Stock Held of Record by a Travis Common Shareholder shall have been lost, stolen or destroyed, the Exchange Agent shall pay such Travis Common Shareholder in exchange for such Travis Certificate, following the making of an affidavit of that fact by the record holder thereof, the Per Share Cash Merger consideration, times the number of shares of Travis Common Stock represented by such Certificate and the delivery of a properly completed and duly executed Letter of Transmittal; provided, however, that the Surviving Corporation, in its discretion and as a condition precedent to the execution and delivery thereof, may require the record holder of such Travis Certificate to deliver a bond in such sum as the Surviving Corporation may reasonably direct as indemnity against any claim that may be made against the Surviving Corporation, the Exchange Agent or any of their respective representatives or agents with respect to such Travis Certificate.

2.10. Withholding Rights. The Surviving Corporation shall be entitled to deduct and withhold from the Per Share Cash Merger Consideration or Option Payment otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement to any Travis Common Shareholders, such amounts as the Surviving Corporation is required to deduct and withhold with respect to any such deliveries and payments under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

2.11. Termination of Exchange Agent Funding. Any portion of funds (including any interest earned thereon) held by the Exchange Agent that has not been delivered to Travis Common Shareholders and holders of Travis Options pursuant to this
Article II within six months after the Effective Time shall promptly be paid to the Surviving Corporation, and thereafter each holder of a Travis Certificate or a Travis Option who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 2.07 shall look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for its claim for Per Share Cash Merger Consideration or the Option Payment as a general creditor thereof.

2.12. Rule 16b-3. Travis shall take such steps as may be required to cause, to the extent possible, the disposition of Travis equity securities (including derivative securities) held by Travis directors or officers to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), in accordance with the interpretive letter, dated January 12, 1999, issued by the Securities and Exchange Commission to Skadden, Arps, Slate, Meagher & Flom LLP.

2.13. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of Tracker, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of Travis or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

3.01. Representations and Warranties of Travis. Except as set forth in the letter (with specific reference to the section of this Agreement to which the information stated in such disclosure relates) delivered by Travis to Tracker prior to the execution of this Agreement (the "Disclosure Letter"), Travis represents and warrants to Tracker as follows:

     (a) Organization, Power and Standing. Travis and each Subsidiary (as defined in Section 8.13(l)) of Travis: (i) is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept); (ii) has all requisite corporate, company or partnership power and authority to carry on its business as now being conducted; and (iii) to the Knowledge (as defined in Section 8.13(g)) of Travis, is duly qualified or licensed to do business and is in good standing in each jurisdiction (except, in the case of good standing, any jurisdiction that does not recognize such concept) in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so organized, existing, qualified or licensed or in good standing (except in the case of clause (i) above with respect to Travis), individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect (as defined in Section 8.13(h)). Each Subsidiary of Travis is listed in Section 3.01(a) of the Disclosure Letter. Each jurisdiction in which Travis and any Subsidiary of Travis is qualified to do business is set forth in Section 3.01(a) of the Disclosure Letter.

     (b) Corporate Power and Authority; Due Authorization. Travis has all requisite corporate power and authority to enter into this Agreement, to consummate the transactions contemplated hereby, subject, in the case of the Merger, to obtaining the Requisite Approval (as defined in Section 3.01(e)(i)), and to comply with the provisions of this Agreement. All corporate action on the part of Travis, its officers, directors and shareholders necessary for: (i) the authorization, execution and delivery of this Agreement; (ii) the performance of all obligations of Travis under this Agreement; (iii) the authorization, issuance and delivery of the Surviving Corporation Stock; and (iv) the consummation of the transactions contemplated by this Agreement, subject in the case of the Merger, to obtaining the Requisite Approval, has been taken, and this Agreement constitutes a valid and legally binding obligation of Travis, enforceable against Travis in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by general equitable principles.

     (c) No Conflict. The execution and delivery by Travis of this Agreement, the consummation of the transactions contemplated hereby, and the performance by Travis of its obligations hereunder do not and will not: (A) violate Travis' Articles of Incorporation as in effect immediately prior to the Effective Time or Bylaws as in effect immediately prior to the Effective Time; or (B) violate any order, writ, injunction, decree, judgment, ruling, law, rule or regulation of any Governmental Entity applicable to Travis, any Subsidiary of Travis or the business or assets of Travis or any of its Subsidiaries, except for such violations which would not, individually or in the aggregate, have a Material Adverse Effect.

     (d) Capitalization. The authorized capital stock of Travis consists of (i) 50,000,000 shares of Travis Common Stock, of which 4,299,727 shares are issued and outstanding, and (ii) 1,000,000 shares of Travis Preferred Stock, of which 80,000 shares are issued and outstanding. There are no other issued and outstanding shares of capital stock or voting securities of Travis. All outstanding shares of Travis' capital stock have been duly authorized and are validly issued, fully paid and nonassessable. No party has any preemptive (whether statutory or contractual) rights in any capital stock of Travis. Except as disclosed in the Travis SEC Documents (as defined in Section 3.01(g)(i)), there are no outstanding convertible securities, subscriptions, options, warrants, calls, rights, commitments or any other agreement to which Travis or any Subsidiary of Travis is a party, or by which Travis or any Subsidiary of Travis is bound, that, directly or indirectly, obligates Travis or any Subsidiary of Travis to issue, deliver or sell or cause to be issued, delivered or sold, any additional securities or any other capital stock of Travis or any Subsidiary of Travis, or any other securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for any such securities or any other capital stock of Travis or any Subsidiary of Travis. Neither Travis nor any Subsidiary of Travis is a party to any agreement or understanding regarding the voting or the registration under federal or state law of any shares of Travis' capital stock or the equity voting interests of any Subsidiary of Travis. All of the outstanding capital stock or other equity interests in each of the Subsidiaries of Travis is owned by the entities reflected in Section 3.01(d) of the Disclosure Letter, free and clear of all liens, claims, charges or encumbrances. All outstanding shares of capital stock of each corporate Subsidiary of Travis have been validly issued and are fully paid and nonassessable. All equity interests of each other Subsidiary of Travis have been validly issued and are fully paid.

     (e) Vote Required; Special Independent Committee; Board Approval.

          (i) The adoption of this Agreement at the Shareholders' Meeting (as defined in Section 5.01(a)), or any adjournment or postponement thereof, by a majority of the Travis Preferred Stock, voting separately as a class, and a majority of the outstanding Travis Common Stock entitled to vote at the Shareholders' Meeting (the "Requisite Approval"), is the only approval of the holders of any class or series of Travis' capital stock necessary to adopt this Agreement and consummate the transactions contemplated by this Agreement under Texas Law and the Articles of Incorporation and Bylaws of Travis.

          (ii) The special independent committee of the Travis Board, comprised of Richard S. Birnbaum and James P. Karides (the "Special Committee"), at a meeting duly called and held at which all members of the Special Committee were present, duly and unanimously adopted resolutions (which have not been modified or rescinded): (A) approving and declaring advisable the Merger, this Agreement and the transactions contemplated by this Agreement; (B) declaring that (i) it is fair to and in the best interests of the Disinterested Shareholders (as defined in Section 8.13(c)) that Travis enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement and (ii) the terms and conditions of this Agreement and the Merger are fair to the Disinterested Shareholders and (C) recommending to the Travis Board that
     (i) this Agreement be submitted to a vote for adoption at the Shareholders' Meeting and (ii) it recommend that Travis' shareholders adopt this Agreement.

          (iii) The Travis Board, at a meeting duly called and held at which all directors of Travis were present, duly and unanimously adopted (with Kenneth N. Burroughs and Robert L. Ring abstaining) resolutions (which have not been modified or rescinded): (A) approving and declaring advisable the Merger, this Agreement and the transactions contemplated by this Agreement;
     (B) declaring that it is in the best interests of the Disinterested Shareholders that Travis enter into this Agreement and consummate the Merger on the terms and subject to the conditions set forth in this Agreement; (C) directing that this Agreement be submitted to a vote for adoption at the Shareholders' Meeting; and (D) recommending that Travis' shareholders adopt this Agreement.

     (f) Opinion of Financial Advisor. The Financial Advisor has delivered its opinion, dated November 10, 2004, to the Special Committee, to the effect that subject to the assumptions, qualifications and limitations set forth therein the Per Share Cash Merger Consideration to be received by the Disinterested Shareholders is fair, from a financial point of view. A true, correct and complete copy of such opinion has been provided to Tracker prior to or on the date hereof.

     (g) Travis SEC Documents; Financial Statements; Liabilities and Obligations of Travis.

          (i) Since September 30, 2003, Travis has timely filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it with the SEC (collectively, the "Travis SEC Documents") pursuant to the Exchange Act, the Securities Act of 1933 (the "Securities Act") and the SEC's rules and regulations thereunder. Travis has furnished the Travis SEC Documents to Tracker, or they are otherwise publicly available. No Subsidiary of Travis is required to file any forms, reports, schedules, statements or other document with the SEC. As of their respective dates, each of the Travis SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Travis SEC Document, and no Travis SEC Document at the time it was filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (ii) The financial statements (including the related notes) of Travis included in the Travis SEC Documents (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the "Travis Financial Statements"): (A) comply as to form in all material respects with the accounting requirements applicable at the time the Travis SEC Documents were filed and the published rules and regulations of the SEC with respect thereto; (B) have been prepared in accordance with United States generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by Form 10-Q, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto)); (C) are consistent with the books and records of Travis in all material respects; (D) fairly present in all material respects the consolidated financial position of Travis and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which are immaterial in amount); and (E) disclose all liabilities of Travis, whether absolute, contingent, accrued or otherwise, existing as of the date thereof that are of a nature required to be reflected in financial statements prepared in accordance with GAAP, except for liabilities that, individually or in the aggregate, would not have a Material Adverse Effect.

          (iii) Neither Travis nor any Subsidiary of Travis has any liability or obligation (whether accrued, absolute, contingent or otherwise) that has arisen or accrued or otherwise been incurred since September 30, 2003, including any liability that might result from an audit of its tax returns by any taxing authority, except for: (A) liabilities that, individually or in the aggregate, would not have a Material Adverse Effect; (B) the liabilities and obligations of Travis and each Subsidiary of Travis that are disclosed or reserved against in the balance sheet of the most recent date contained in the Travis SEC Documents, to the extent and in the amounts so disclosed or reserved against; (C) liabilities incurred or accrued in the ordinary course of business thereafter and liabilities incurred in connection with the transactions contemplated hereby and (D) liabilities disclosed in Section 3.01(g)(iii) of the Disclosure Letter.

          (iv) Except as disclosed in the most recent Travis SEC Documents, neither Travis nor any Subsidiary of Travis is in default with respect to any liability or obligation that has arisen or accrued or otherwise been incurred since September 30, 2003, except for defaults that, individually or in the aggregate, would not have a Material Adverse Effect, and all such liabilities or obligations shown or reflected in the most recent Travis Financial Statements and such liabilities incurred or accrued thereafter were incurred in the ordinary course of business, except for liabilities and obligations, that, individually or in the aggregate, would not have a Material Adverse Effect.

     (h) Absence of Certain Changes. Except as disclosed in the Travis SEC Documents, except as disclosed in Section 3.01(h) of the Disclosure Letter and except as contemplated by this Agreement and by the other agreements entered into by the parties hereto in connection with this Agreement, since September 30, 2003, Travis and each Subsidiary of Travis have conducted its business only in the ordinary course of such business and, to the Knowledge of Travis, neither Travis nor any Subsidiary of Travis has: (i) suffered a Material Adverse Effect, or become aware of any circumstances which would reasonably be expected to result in such a Material Adverse Effect; or suffered any material casualty loss to its assets (regardless of whether such assets are insured), except for losses that, individually or in the aggregate, would not have a Material Adverse Effect; (ii) incurred any material obligations, except in the ordinary course of business consistent with past practices; (iii) permitted or allowed any assets to be mortgaged, pledged or subjected to any lien or encumbrance, except for liens for taxes not yet due and payable and liens and encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect; (iv) written down the value of any inventory, contract or other intangible asset, or written off as uncollectible any notes or accounts receivable or any portion thereof, except for write-downs and write-offs in the ordinary course of business, consistent with past practice and at a rate no greater than during the latest completed fiscal year; cancelled any other debts or claims, or waived any rights of substantial value, or sold or transferred any of its material properties or assets, real, personal or mixed, tangible or intangible, except in the ordinary course of business and consistent with past practice and except for those that, individually or in the aggregate, would not have a Material Adverse Effect; (v) sold, licensed or transferred, or agreed to sell, license or transfer, any of its assets, except in the ordinary course of business and consistent with past practice; (vi) to Travis' Knowledge, received notice of any pending or threatened adverse claim or an alleged infringement of proprietary material, whether such claim or infringement is based on trademark, copyright, patent, license, trade secret, contract or other restrictions on the use or disclosure of proprietary materials; (vii) incurred obligations to refund money to customers, except in the ordinary course of business, all of which will have no Material Adverse Effect; (viii) become aware of any event, condition or other circumstance relating solely to its assets (as opposed to any such event, condition or circumstance which is, for example, national or industry-wide in nature) which would have a Material Adverse Effect; (ix) made any capital expenditures or commitments, any one of which is more than $500,000, for additions to property, plant or equipment without prior approval of the Travis Board; (x) made any material change in any method of accounting or accounting practice; (xi) paid, loaned, guaranteed or advanced any material amount to, or sold, transferred or leased any material properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement, arrangement or transaction with, any of its officers or directors, or any business or entity in which any officer or director of Travis, or any Affiliate or associate of any of such Persons, has any direct or indirect interest; or (xii) agreed to take any action described in this Section 3.01(h).

     (i) Litigation. Except as disclosed in the Travis SEC Documents and Section 3.01(i) of the Disclosure Letter, there are no claims, actions, proceedings or governmental investigations pending or, to the Knowledge of Travis, threatened against Travis or any Subsidiary of Travis, by or before any court or other Governmental Entity, which, if adversely determined, would individually or in the aggregate have a Material Adverse Effect. As of the date hereof, no action or proceeding has been instituted or, to the Knowledge of Travis, threatened before any court or other Governmental Entity by any Person seeking to restrain or prohibit the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

     (j) Brokers and Finders. Except for payment obligations to the Financial Advisor, as set forth in the engagement letters dated as of June 10, 2004 and June 24, 2004, a true, correct and complete copy of which has been provided to Tracker prior to the date hereof, Travis has not, nor will it, incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     (k) Schedule 13E-3 and Proxy Statement. Neither the Schedule 13E-3 nor the Proxy Statement will, at the respective times filed with the SEC or first published, sent or given to shareholders or, in the case of the Proxy Statement, at the date mailed to Travis' shareholders or at the time of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 13E-3 and the Proxy Statement will, when filed by Travis with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Travis makes no representation or warranty with respect to the statements made in any of the foregoing documents based on information supplied by or on behalf of Tracker or any of its Affiliates specifically for inclusion therein.

     (l) Accuracy of Representations. No representation or warranty by Travis contained in this Agreement, and no statement contained in any certificate or schedule furnished to Tracker pursuant to the provisions hereof, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (m) Change of Control Agreements. Neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement, will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any director, officer or employee of Travis. Without limiting the generality of the foregoing, no amount paid or payable by Travis in connection with the Merger or the other transactions contemplated by this Agreement, including accelerated vesting of Travis Options, (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code.

     (n) Contracts and Commitments. Section 3.01(n) of the Disclosure Letter sets forth a true, correct and complete list of the following contracts, instruments, commitments or other similar agreements, including oral contracts and agreements, to which Travis or a Subsidiary of Travis is a party as of the date hereof (including every amendment, modification or supplement to the foregoing): (i) any contracts of employment and contracts or agreements which limit or restrict Travis, any Subsidiary of Travis or any employee of either from engaging in any business in any jurisdiction; (ii) agreements or arrangements for the purchase or sale of any assets in excess of $250,000, individually or in the aggregate, other than purchase orders for the purchase of inventory "on the spot" in the ordinary course of business; (iii) all bonds, debentures, notes, loans, credit or loan agreements or commitments, mortgages, indentures or guarantees or other agreements or contracts relating to the borrowing of money; (iv) agreements with unions, material independent contractor agreements and material leased or temporary employee agreements; and (v) all other contracts, agreements, instruments or commitments involving payments made by or to Travis or a Subsidiary of Travis in excess of $250,000, individually or in the aggregate, other than purchase orders for the purchase of inventory "on the spot" in the ordinary course of business (individually, a "Material Contract" and collectively, "Material Contracts"). Except for the Material Contracts, neither Travis nor any of its Subsidiaries is a party to any other agreement, arrangement or commitment as of the date hereof which is material to the business of Travis or any of its Subsidiaries. Travis has delivered or made available to Tracker true, correct and complete copies of all Material Contracts. Neither Travis nor any of its Subsidiaries is in material default under any Material Contract.

     (o) Employee Benefit Plans.

          (i) All employee benefit plans, programs, schemes, funds, compensation arrangements and other benefit arrangements covering employees of Travis or any of its Subsidiaries (the "Travis Benefit Plans") and all employee agreements providing for compensation, severance or other benefits to any employee or former employee of Travis or any of its Subsidiaries are listed in Section 3.01(o) of the Disclosure Letter. True, correct and complete copies of the following documents, with respect to each Travis Benefit Plan, have been provided or made available by Travis to Tracker: (A) any plans and related trust documents and amendments thereto, (B) summary plan descriptions and material modifications thereto, and (C) written descriptions of all non-written agreements relating to Travis Benefit Plans. To the extent applicable, each Travis Benefit Plan complies, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and has in all material respects been operated in accordance with its terms. Any Travis Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter and there are no circumstances that will or could result in revocation of any such favorable determination or opinion letter. Neither Travis nor any of its Subsidiaries nor any ERISA Affiliate (as defined below) of Travis maintains, contributes to or has maintained or contributed in the past six years to any benefit plan which is covered by Title IV of ERISA or Section 412 of the Code. No Travis Benefit Plan or a benefit plan of an ERISA Affiliate is a "multi employer pension plan" as defined in Section 4001(a)(3) of ERISA, or subject to Section 302 of ERISA. Neither any Travis Benefit Plan, nor Travis nor any Subsidiary of Travis has incurred any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA or, to the Knowledge of Travis, engaged in any transaction that is reasonably likely to result in any such material liability or penalty. Each of Travis and its Subsidiaries and any ERISA Affiliate which maintains a "group health plan" within the meaning of Section 5000(b)(1) of the Code has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder (COBRA), and the creditable coverage certification requirements and limitations on pre-existing condition exclusion requirements of Section 9801 of the Code, Part 7 of Subtitle B of Title I of ERISA and the regulations thereunder (HIPAA). There is no pending or, to the knowledge of Travis, threatened or anticipated litigation against or otherwise involving any of Travis Benefit Plans, and there are no claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity pending or, to the Knowledge of Travis, threatened (excluding claims for benefits incurred in the ordinary course of Travis Benefit Plan activities) against or with respect to any such Travis Benefit Plan that would result in a material liability to, or a material penalty against, Travis, any of its Subsidiaries or a Travis Benefit Plan. All contributions required by each Travis Benefit Plan to be made as of the date hereof to Travis Benefit Plans have been made or provided for, and all premiums which are due for each insurance policy issued to insure benefits provided by a Travis Benefit Plan have been timely paid in full. Except as described in the Travis SEC Documents, including exhibits thereto, or as required by any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, judgment, decree or any other requirement or rule of law ("Law"), neither Travis nor any of its Subsidiaries maintains or contributes to any plan or arrangement which provides or has any liability to provide life insurance or medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment, and neither Travis nor any of its Subsidiaries has ever represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. There are no circumstances involving any Travis Benefit Plan that will or could, as reasonably determined by Tracker, result in Travis or any of its Subsidiaries being or becoming subject to any obligation, tax, penalty or other liability adverse to Travis or any of its Subsidiaries where the aggregate amount of such obligations, taxes, penalties and liabilities is in excess of $100,000.

          (ii) There are no agreements (whether written or oral) in effect between Travis or any Subsidiary of Travis and any individual retained by Travis or any Subsidiary of Travis to provide services as a consultant or other type of independent contractor (other than through a contract with an organization other than such individual)..

          (iii) For purposes of this Agreement "ERISA Affiliate" means any business or entity which is a member of the same "controlled group of corporations," an "affiliated service group" or is under "common control" with an entity within the meanings of Sections 414(b), (c) or (m) of the Code, is required to be aggregated with the entity under Section 414(o) of the Code, or is under "common control" with the entity, within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections.

     (p) Labor and Employment Matters.

          (i) Neither Travis nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other contracts, arrangements, agreements or understandings (collectively, "CBAs") with a labor union or labor organization that was certified by the National Labor Relations Board ("NLRB"), and neither Travis nor any of its Subsidiaries has received written notice that any representation petition respecting the employees of Travis or any of its Subsidiaries has been filed with the NLRB. There is no existing, pending or, to the knowledge of Travis, threatened (A) unfair labor practice charge or complaint, labor arbitration proceeding or any other matter before the NLRB involving Travis or any of its Subsidiaries or
     (B) lockout, strike, organized slowdown, work stoppage or work interruption with respect to such employees. There are no CBAs which in any way limit or restrict Travis or any of its Subsidiaries from relocating or closing any of the operations of Travis or any of its Subsidiaries.

          (ii) Travis and its Subsidiaries are in compliance in all material respects with the Worker Adjustment and Retraining Notification ("WARN") Act or similar applicable Laws.

          (iii) Neither Travis nor any of its Subsidiaries has failed to pay when due any material amount of wages owed for services performed by any employee, officer, director, sales representative, contractor, consultant or other agent.

          (iv) Travis and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to employment and employment practices, terms and conditions of employment and wages and hours
     including,   without   limitation,   the  Fair  Labor  Standards  Act,  the
     Immigration Control and Reform Act, 42 U.S.C. Sec. 1981, 42 U.S.C. Sec. 1985 and Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, the Family and Medical Leave Act, the whistleblower provisions of the Sarbanes-Oxley Act of 2002, the Occupational Safety and Health Act, the Fair Credit Reporting Act, or any other similar Laws regulating employment practices.

          (v) There are no claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity pending or, to the Knowledge of Travis, threatened against Travis or any of its Subsidiaries before the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity regarding employment practices including, without limitation, under the Fair Labor Standards Act, the Immigration Control and Reform Act of 1986, 42 U.S.C. Sec. 1981, 42 U.S.C. Sec. 1985 and Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, the Family and Medical Leave Act, the whistleblower provisions of the Sarbanes-Oxley Act of 2002, the Occupational Safety and Health Act, the Fair Credit Reporting Act, or any other similar Laws regulating employment practices and no claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity pending or, to the Knowledge of Travis, threatened involving claims of wrongful discharge, libel, slander, invasion of privacy, whistleblower violations, retaliation, discrimination on the basis or marital status, discrimination on the basis of sexual preference or comparable claims of tortious conduct, which, if adversely determined, could be reasonably likely to result in payments, penalties or fines payable by Travis individually or in the aggregate arising out of the same or similar facts or circumstances, in excess of $100,000, or in excess of $500,000 in the aggregate.

          (vi) Neither Travis nor any of its Subsidiaries is a federal or state contractor as defined by the Office of Federal Contract Compliance Programs or any comparable Governmental Entity.

     (q) Environmental Compliance and Disclosure.

          (i)  Each  of  Travis  and  its  Subsidiaries  possesses,  and  is  in compliance in all material respects with, all permits, licenses and governmental authorizations and has filed all notices that are required under, all Environmental Laws (as hereinafter defined) applicable to Travis or any Subsidiary of Travis, as applicable, and Travis and each of its Subsidiaries is in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those Laws or contained in any Law, regulation, code, plan, order, decree, judgment, notice, permit or demand letter issued, entered, promulgated or approved thereunder, including, but not limited to, with respect to the use, storage, treatment, manufacture, generation, disposal and handling of Hazardous Materials (as hereinafter defined).

          (ii) Neither Travis nor any Subsidiary of Travis has received written notice of actual or threatened liability under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or any similar state or local statute or ordinance from any governmental agency or any third party and, to the knowledge of Travis, there are no facts or circumstances which could reasonably be expected to form the basis for the assertion of any material claim against Travis or any Subsidiary of Travis under any Environmental Laws including, without limitation, CERCLA or any similar local, state or foreign Law with respect to any on-site or off-site location.

          (iii) None of the assets owned by Travis or any Subsidiary of Travis or any real property leased by Travis or any Subsidiary of Travis contain any friable asbestos, regulated PCBs or underground storage tanks. No amount of Hazardous Materials has ever been, is being, or is threatened to be Released (as hereinafter defined) under, in or upon any plant, facility, site, area or property currently, or, to the knowledge of Travis, previously, owned or leased by Travis or any Subsidiary of Travis or on which Travis or any Subsidiary of Travis is conducting or, to the knowledge of Travis has conducted its business or operations, in each case which could reasonably be expected to result in any material liability of Travis.

          (iv) Neither Travis nor any Subsidiary of Travis has entered into or agreed to, nor is it currently discussing with any Governmental Entity entering into, any consent decree or order, and neither Travis nor any Subsidiary of Travis is subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Laws.

          (v) Neither Travis nor any Subsidiary of Travis has been subject to any administrative or judicial proceeding under any applicable Environmental Laws or regulations either now or any time during the past five years.

          (vi) Neither Travis nor any Subsidiary of Travis has received notice that it is subject to any claim, obligation, liability, loss, damage or expense of whatever kind or nature, contingent or otherwise, incurred or imposed or based upon any provision of any Environmental Law and arising out of any act or omission of Travis or any Subsidiary of Travis, its employees, agents or representatives or, to the knowledge of Travis, arising out of the ownership, use, control or operation by Travis or any Subsidiary of Travis of any plant, facility, site, area or property (including, without limitation, any plant, facility, site, area or property currently or previously owned or leased by Travis or any Subsidiary of Travis) or any other area on which Travis or any Subsidiary of Travis is conducting or has conducted its business or operations from which any Hazardous Materials were Released and, to the knowledge of Travis, no such notices are threatened in writing.

          (vii) Travis has heretofore provided Tracker with true, correct and complete copies of all files of Travis and each Subsidiary of Travis relating to environmental matters (or an opportunity to review such files). Neither Travis nor any Subsidiary of Travis has paid any fines, penalties or assessments within the last five years with respect to environmental matters. There are no recognized environmental conditions that will or could, as reasonably determined by Tracker, result in aggregate costs (including, without limitation, analysis and remediation costs) and other liabilities in excess of $100,000.

          (viii) As used in this subsection (q), the term "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, placing or otherwise causing to become located in any plant, facility, site, area or other property or the Environment, and the term "Environment" means any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air). As used in this subsection (q), the term "Environmental Laws" means any and all past and present Laws (including without limitation statutes and regulations) of the United States, including, without limitation, federal and state Laws and the Laws or any political subdivision thereof, and for the protection of the environment or human health and safety, including without limitation, judgments, awards, decrees, regulations, rules, standards, requirements, orders and permits issued by any court, administrative agency or commission or other Governmental Entity under such Laws, and shall include without limitation the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. 9601 et seq.), the Clean Air Act (42 U.S.C. ss.ss. 7401 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. ss.ss. 6901 et seq.), the Clean Water Act (33 U.S.C. ss.ss. 1251 et seq.), the Occupational
     Safety and Health Act (29 U.S.C. ss.ss. 651 et seq.), the Toxic Substance Control Act (15 U.S.C. ss.ss. 2601 et seq.), and the Safe Drinking Water Act (42 U.S.C. ss.ss. 300f et seq.), as well as any and all Laws that relate to pollution, contamination of the environment, protection of human health, or safety, and all regulations, rules, standards, requirements, orders and permits issued thereunder.

          (ix) As used in this subsection (q), the term "Hazardous Materials" means any pollutant, hazardous substance, toxic, radioactive, ignitable, reactive or corrosive substance, hazardous waste, petroleum or petroleum-derived substance or waste as defined or regulated under any Environmental Law.

     (r) Intellectual Property.

          (i) Section 3.01(r) of the Disclosure Letter sets forth a true and complete list of all of the following items which Travis or any of its Subsidiaries owns in whole or in part or has a valid claim for ownership in whole or in part (such as a contract right of assignment from an employee or independent contractor): (i) all United States and foreign patents and applications therefor, (ii) all United States and foreign trademark, trade name, service mark, collective mark, and certification mark registrations and applications therefor at the federal, state or local level, (iii) all United States and foreign copyright registrations and applications therefor, and (iv) all material copyrightable computer software programs that have not been the subject of a copyright registration or application therefor (items (i)-(iv) together with all other material patentable inventions, trademarks, trade names, service marks, collective marks and certification marks which Travis or any of its Subsidiaries owns in whole or in part or have a valid claim for ownership in whole or in part, the "Intellectual Property Rights"). Section 3.01(r) of the Disclosure Letter also sets forth a true and complete list of all material agreements pursuant to which Travis or any of its Subsidiaries licenses any intellectual  property  from third  parties (the  "Licensed  Rights").  The
     Intellectual Property Rights are free and clear of any liens, claims or encumbrances, are not subject to any license (royalty bearing or royalty free) and are not subject to any other arrangement requiring any payment to any person other than as employee, contractor or other third party compensation for services rendered. Travis owns or has a valid right to use all Intellectual Property Rights and Licensed Rights material to the business of Travis and its Subsidiaries as presently conducted. The validity of the Intellectual Property Rights and title thereto and Travis' use of the Licensed Rights (A) have not been questioned in any prior claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity to which Travis or any Subsidiary of Travis was a party or by which Travis or any Subsidiary of Travis is subject or bound, (B) are not being questioned in any pending claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity to which Travis or any Subsidiary of Travis is a party or by which Travis or any Subsidiary of Travis is subject or bound, and (C) to the knowledge of Travis, are not the subject(s) of any claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity pending or, to the Knowledge of Travis, threatened, involving Travis or any Subsidiary of Travis. To the knowledge of Travis, the business of each of Travis and its Subsidiaries, as presently conducted, does not conflict with and has not been alleged to conflict with any patents, trademarks, trade names, service marks, copyrights or other intellectual property rights of others. The consummation of the transactions contemplated hereby will not result in the loss or impairment of any of the Intellectual Property Rights or Travis' or its Subsidiaries' right to use any of the Licensed Rights. To the knowledge of Travis, there are no third parties infringing any of the Intellectual Property Rights material to the business of Travis or its Subsidiaries as presently conducted.

          (ii) Each of Travis and its Subsidiaries owns, or possesses sufficient rights to, all computer software programs that are material to the conduct of the business of Travis and its Subsidiaries. There are no claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity pending or, to the Knowledge of Travis, threatened against Travis or any Subsidiary of Travis with respect to any software owned or licensed by Travis or any Subsidiary of Travis.

          (iii) In connection with the use, collection and disclosure of personal information by Travis and its Subsidiaries, Travis and its Subsidiaries are, and have at all times been, in compliance with their posted privacy policies and all Laws and agreements by which Travis or any of its Subsidiaries is bound.

     (s) Insurance Policies. The material insurance policies naming a Travis Benefit Plan or Travis, any of its Subsidiaries or employees thereof as an insured or beneficiary or as a loss payable payee or for which Travis or any Subsidiary of Travis has paid or is obligated to pay all or part of the premiums are in full force and effect, and neither Travis nor any of its Subsidiaries has received written notice with respect to the cancellation of any such insurance policy.

     (t) Transactions with Affiliates. The Travis SEC Documents disclose the contracts, arrangements, understandings with or similar agreements or other transactions relating to the business or operations of Travis or any Subsidiary of Travis that are required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC.

     (u) Shareholders' Rights Agreement. As of the date hereof, neither Travis nor any Subsidiary of Travis has adopted, or intends to adopt, a shareholders' rights agreement or any similar plan or agreement which limits or impairs the ability to purchase, or become the direct or indirect beneficial owner of, shares of Travis Common Stock or any other equity or debt securities of Travis or any of its Subsidiaries.

     (v) Major Merchandise Vendors and Supplies. For purposes of this subsection
(v), a "Major Supplier" shall mean any merchandise vendor or other supplier of goods or services to Travis or its Subsidiaries to whom Travis or its Subsidiaries (other than Tracker and its Affiliates) paid in the aggregate more than $2,500,000 during the 12-month period ended August 31, 2004. Neither Travis nor any Subsidiary of Travis is engaged in any material dispute with any Major Supplier. Except as described in Section 3.01(v) of the Disclosure Letter, no Major Supplier has given Travis notice or has taken any action as a result of which Travis believes that such Major Supplier intends to terminate, limit or materially reduce its business relations with Travis or any Subsidiary of Travis or adversely change in any material respect the terms on which it supplies merchandise for Travis.

     (w) Real Estate.

          (i) Section 3.01(w) of the Disclosure Letter sets forth a true, correct and complete list of the common address of each parcel of real property leased or subleased by Travis or its applicable Subsidiary (collectively, the "Travis Leased Real Property") pursuant to leases, subleases and other occupancy agreements, and all subordination, nondisturbance and attornment agreements, including, without limitation, all amendments, modifications, work letters, side agreements, consents, subordination agreements, guarantees and other similar arrangements or agreements with respect to any of the foregoing (the "Travis Leases") under which Travis or any of its Subsidiaries is a tenant, subtenant or sublandlord and for each Travis Lease indicates: (A) whether or not the consent of the landlord or any lender to the landlord will be required to be obtained in connection with the transactions contemplated by this Agreement, (B) its term and any options to extend the term, (C) the current minimum or base rent payable, and (D) whether or not Travis or any Subsidiary of Travis has the option to purchase a fee interest in the property subject thereto or to lease additional space in such property. Travis (either directly or through a Subsidiary) holds a valid and existing leasehold or subleasehold interest or sublandlord interest, as applicable, in the Travis Leased Real Property under each of the Travis Leases. Travis has delivered or made available to Tracker true, correct and complete copies of each of Travis Leases to which Travis or any of its Subsidiaries is a party (or that are otherwise in the possession of Travis or any of its Subsidiaries). With respect to each Travis Lease: (A) each such Travis
     Lease is, and upon the consummation of the Merger will be, (x) in full force and effect and (y) the legal, valid, and binding obligation of Travis or its applicable Subsidiary, enforceable against Travis or such Subsidiary in accordance with its terms (provided, however, that the foregoing representation as to the validity and enforceability of each Travis Lease upon the consummation of the Merger shall be inapplicable to any Travis Lease for which the landlord's consent to a change in control of Travis is required as set forth in Section 3.01(w) of the Disclosure Letter), (B) neither Travis nor any of its Subsidiaries is in default in any material respect under such Travis Lease and, to the Knowledge of Travis, no other party to a Travis Lease is in default under such Travis Lease and, to the Knowledge of Travis, no event has occurred that, with notice or lapse of time, would constitute a breach or default by Travis (or its applicable Subsidiary) or permit termination, modification or acceleration under such Travis Lease by any party thereto, (C) there are no material disputes, oral agreements or arrangements whereby any landlord under a Travis Lease has agreed to forbear enforcement of any remedies applicable to a default by Travis or its Subsidiaries under a Travis Lease in effect as to such Travis Lease, (D) the terms of such Travis Lease have not been modified in any respect, except to the extent that such modifications are set forth in the documents previously delivered or made available to Tracker and neither Travis nor any of its Subsidiaries is in negotiations with any landlord to cancel or terminate any Travis Lease prior to the stated maturity date of such Travis Lease, (E) Travis (or its applicable Subsidiary) has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold interest in such Travis Lease, and (F) each guaranty by Travis (or its applicable Subsidiary), if any, with respect to a Travis Lease is in full force and effect.

          (ii) Travis and its Subsidiaries have received no notice of, and have no knowledge of, any condition currently or previously existing on Travis Leased Real Property or any portion thereof that may give rise to any material violation by Travis or any of its Subsidiaries of any existing Law applicable to any store, distribution facility or warehouse facility operated by Travis or its applicable Subsidiaries pursuant to a Travis Lease (a "Travis Facility") if it were disclosed to the authorities having jurisdiction over such Travis Facility, and the use and occupancy of Travis Facilities by Travis and its Subsidiaries complies in all material respects with all applicable Laws.

          (iii) Travis has not received written notice of any claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity pending or, to the Knowledge of Travis, threatened, affecting the interest of Travis or any of its Subsidiaries in any portion of Travis Leased Real Property. Travis has not received written notice of the existence of any outstanding or pending Order or Award and, to the knowledge of Travis there are no Orders or Awards relating to the lease, use, occupancy or operation by Travis or any of its Subsidiaries of Travis Leased Real Property.

          (iv) To the Knowledge of Travis, the current use of Travis Leased Real Property by Travis and its Subsidiaries does not violate any instrument of record or agreement affecting such Travis Leased Real Property. Since February 1, 2004, no material damage or destruction has occurred with respect to any of Travis Leased Real Property which has not been repaired prior to the date hereof.

          (v) All certificates of occupancy, permits, licenses, franchisees, approvals and authorizations of all Governmental Entities having jurisdiction over Travis Leased Real Property required to be obtained by Travis or its applicable Subsidiary (collectively, the "Travis Leased Real Property Permits"), the absence of which would be reasonably likely to cause any Travis Facility to cease its operations, have been issued to Travis or its applicable Subsidiary and are, as of the date hereof, in full force and effect. Neither Travis nor any of its Subsidiaries has received, or has been informed by a third party of the receipt by it of, any notice from a Governmental Entity having jurisdiction over Travis Leased Real Property threatening a suspension, revocation, modification or cancellation of any Travis Leased Real Property Permit that would be reasonably likely to cause a Travis Facility to cease its operations, and, to the knowledge of Travis and its Subsidiaries, there is no basis for the issuance of any such notice or the taking of any such action.

     (x) Terminated Leases. Neither Travis nor any of its Subsidiaries have any material liability of any kind related to the closing of any Travis Facility with respect to which Travis or any of its Subsidiaries terminated its leasehold or subleasehold interest. Neither Travis nor any of its Subsidiaries has received any notice of any such material liability (whether actual, pending or threatened).

     (y) Anti-Takeover Statutes. There is no "fair price," "moratorium," "control share," "business combination," "shareholder protection" or similar or other anti-takeover statute or regulation enacted under any state or federal law applicable to the Merger or any of the other transactions contemplated hereby.

3.02. Representations and Warranties of Tracker. Tracker represents and warrants to Travis as follows:

     (a) Organization. Tracker is a limited liability partnership duly organized, validly existing and in good standing under the laws of Missouri and has all requisite partnership power and authority to carry on its business as now being conducted.

     (b) Partnership Power and Authority; Due Authorization. Tracker has all requisite partnership power and authority to enter into this Agreement, to consummate the transactions contemplated hereby and to comply with the provisions of this Agreement. All partnership action on the part of Tracker, its officers (if any) and partners necessary for: (ii) the authorization, execution and delivery of this Agreement; (ii) the performance of all obligations of Tracker under this Agreement; and (iii) the consummation of the transactions contemplated by this Agreement has been taken, and this Agreement constitutes a valid and legally binding obligation of Tracker, enforceable against Tracker in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally or by general equitable principles.

     (c) No Conflict; Consents. Except for the filing of the Articles of Merger as provided in Section 1.03, the execution and delivery by Tracker of this Agreement, consummation of the transactions contemplated hereby, and the performance by Tracker of its obligations hereunder, do not and will not: (i) require the consent, approval, action, order, declaration or authorization of, any filing or notice to, or any registration with, any Person under any statute, law, rule, regulation, permit, license, agreement, indenture or other instrument to which Tracker is a party or to which any of its respective properties are subject; (ii) violate the terms of any instrument, document or agreement to which Tracker is a party or by which Tracker or the property of Tracker is bound, or be in conflict with, result in a breach of or constitute (upon the giving of notice or lapse of time or both) a default under any such instrument, document or agreement or result in the creation of a lien upon any of the property or assets of Tracker, except for such violations, conflicts, breaches and defaults that, individually or in the aggregate, would not have a Material Adverse Effect on Tracker; (iii) violate Tracker's Limited Liability Partnership Certificate of Registration or the Partnership Agreement of TMRC, L.L.P., each as in effect immediately prior to the Effective Time; or (iv) violate any order, writ, injunction, decree, judgment, ruling, law, rule or regulation of any Governmental Entity applicable to Tracker or the business or assets of Tracker, except for such violations which would not, individually or in the aggregate, have a material adverse effect on Tracker.

     (d) Capitalization. As of the date of this Agreement, Tracker Marine is a 99% partner of Tracker, and Three Johns Company is a 1% partner of Tracker. As of the date of this Agreement, there are no other issued and outstanding partnership interests of Tracker. All outstanding partnership interests of Tracker have been duly authorized and are validly issued, fully paid and nonassessable. No party has any preemptive (whether statutory or contractual) rights in any partnership interest of Tracker. There are no outstanding convertible securities, subscriptions, options, warrants, calls, rights, commitments or any other agreement to which Tracker is a party, or by which Tracker is bound, that directly or indirectly, obligates Tracker to issue, deliver or sell, or cause to be issued, delivered or sold, any additional securities or any other partnership interest of Tracker, or any other securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for, any such securities or any other partnership interest of Tracker.

     (e) Schedule 13E-3 and Proxy Statement. No document filed or to be filed by or on behalf of Tracker with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement nor any information supplied by or on behalf of Tracker specifically for inclusion in the Schedule 13E-3 or the Proxy Statement will, at the respective times filed with the SEC or other Governmental Entity, or at any time thereafter when the information included therein is required to be updated pursuant to applicable law, or, in the case of the Proxy Statement, at the date mailed to Travis' shareholders and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Tracker makes no representation or warranty with respect to the statements made in the foregoing documents based on information supplied by or on behalf of Travis or any Subsidiary or Affiliate (other than Tracker) of Travis specifically for inclusion therein.

                                   ARTICLE IV
                                    COVENANTS

4.01. Conduct of Business of Travis. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as required by applicable law and except as contemplated by this Agreement and by the other agreements entered into by this parties hereto in connection with this Agreement, without the prior consent of Tracker (which consent shall not be withheld unreasonably), Travis shall, and shall cause each Subsidiary of Travis to:

     (a) use all reasonable efforts to conduct its business in all material respects only in the ordinary course of business and consistent with past practice;

     (b) not declare or make any dividend or other distribution or payment in cash, stock or property in respect of its capital stock or acquire, directly or indirectly, any of its capital stock;

     (c) not issue, grant, sell or pledge or authorize the issuance, grant, sale or pledge of any shares of, or rights of any kind to acquire any shares of, its capital stock other than the conversion of any convertible securities outstanding on or prior to the date of this Agreement;

     (d) not, without the prior approval of the Travis Board, (i) sell, transfer, lease or otherwise dispose of or encumber any assets which are material, individually or in the aggregate, to Travis' business, taken as a whole, except in the ordinary course of business and consistent with past practice; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, taken as a whole, or acquire or agree to acquire any equity securities of any Person;

     (e) use all commercially reasonable efforts to preserve intact its business organizations and to keep available the services of its present key officers and employees;

     (f) not, without the prior approval of the Travis Board, enter into or amend any contract, agreement, commitment or instrument that requires (or is reasonably expected to require) payments or provides (or is reasonably expected to provide) for receipts in excess of $100,000 on an annual basis (a "Material Contract"), except in the ordinary course of business and consistent with past practice;

     (g) not adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization of Travis;

     (h) except in the ordinary course of business and consistent with past practice, not grant any severance or termination pay to, or enter into any employment agreement with, any of its officers or directors;

     (i) not: (A) increase, except as consistent with past practice in the ordinary course of business, the compensation payable or to become payable to its officers or employees; (B) enter into any contract or other binding commitment in respect of any such increase with any of its directors, officers or other employees, except in the ordinary course of business and consistent with past practice; or (C) establish, adopt, enter into, make any new grants or awards under, or amend any collective bargaining agreement or "employee benefit plan" (as defined by Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended), except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any employee benefit plan as of the date hereof;

     (j) not, without the prior approval of the Travis Board, settle or compromise any material claims or litigation or, except in the ordinary course of business consistent with past practice, modify, amend or terminate any of its Material Contracts, or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability before the same becomes due and payable in accordance with its terms;

     (k) not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures), except as may be required by the SEC, the Financial Accounting Standards Board or GAAP;

     (l) not adjust, split, combine or reclassify its capital stock;

     (m) not create or acquire any Subsidiaries;

     (n) not make any material tax election or settle or compromise any material tax liability; and

     (o) not authorize or enter into any agreement or arrangement to do any of the foregoing or otherwise to take any of the foregoing actions or any action that could reasonably be expected to make any of Travis' representations or warranties contained in this Agreement untrue or incorrect or prevent Travis from performing or cause Travis not to perform one or more covenants required hereunder to be performed by Travis.

4.02. No Solicitation of Acquisition Proposals.

     (a) Except as provided in Sections 4.02(c) and 4.02(d), from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, Travis covenants and agrees that Travis shall not, nor shall it authorize or permit any of its Subsidiaries or any officer, director, employee, investment banker, attorney, or other advisor or representative of Travis or any of its Subsidiaries (the "Travis Representatives") to, directly or indirectly:

          (i) solicit, initiate, or encourage the submission of, or approve or recommend, or propose publicly to approve or recommend any Acquisition Proposal (as defined below in this Section 4.02(b));

          (ii) enter into any agreement with respect to any Acquisition Proposal; or

          (iii) solicit, initiate, participate in, or encourage any discussions or negotiations regarding, or furnish to any Person (other than any of its Affiliates or representatives) any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

     Without limiting the foregoing, it is understood that any violation, of which Travis or any of its Subsidiaries had prior knowledge, of the restrictions set forth in the immediately preceding sentence by any Travis Representative, whether or not such Person is purporting to act on behalf of Travis or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section
4.02 by Travis.

     (b) For purposes of this Agreement, "Acquisition Proposal" means, other than the Merger, (i) any proposal with respect to a merger, consolidation, reorganization, recapitalization, reclassification, share exchange, tender offer, spin-off, split-off, joint venture or other business combination, liquidation, dissolution or similar transaction involving Travis or any of its Subsidiaries, (ii) any proposal or offer to acquire in any manner, directly or indirectly, securities representing more than 15% of the voting power of Travis or a significant portion of the assets of Travis, or (iii) any purchase or other acquisition of 10% or more of the consolidated assets of Travis and its Subsidiaries or assets which generated 10% or more of the consolidated net income of Travis for its fiscal year ended September 30, 2003.

     (c) Notwithstanding the foregoing provisions of this Section 4.02, Travis may, and may direct any Travis Representative acting on behalf of the Travis Board or the Special Committee to, (i) engage in discussions or negotiations regarding an Acquisition Proposal, (ii) furnish or provide non-public information, or (iii) afford access to the properties, books, records, and Travis Representatives, with or to any Person that has made a bona fide written Acquisition Proposal that has not been solicited, initiated or encouraged by Travis, its Subsidiaries or any of Travis Representatives in violation of this
Section 4.02 and which the Special Committee and the Travis Board have each determined in good faith (after consultation with its legal counsel and the Financial Advisor) may constitute a Superior Proposal (as defined below in this
Section 4.02) from such Person; provided, however, that, prior to taking any action described in any of the foregoing clauses (i), (ii), or (iii), the Person making the Acquisition Proposal has entered into a confidentiality agreement for the benefit of Travis on customary terms satisfactory to the Special Committee and its counsel. Travis or the Special Committee, as applicable, shall promptly notify Tracker of Travis' or the Special Committee's, as applicable, first receipt of any Acquisition Proposal (but in no event later than 48 hours after the receipt thereof), and of the material terms and conditions thereof and the identity of the Person making any such Acquisition Proposal. Travis or the Special Committee, as applicable, shall further promptly notify or update Tracker on the status of discussions or negotiations (including the status of such Acquisition Proposal or any amendments or proposed amendments thereto) between Travis or the Special Committee, as applicable, and such Person.

     (d) Subject to Section 7.01 hereof, at any time prior to the approval of the Merger and this Agreement by the shareholders of Travis:

          (i) either the Travis Board or the Special Committee may withdraw or modify in a manner adverse to Tracker its approval and recommendation of the Merger and this Agreement (an "Adverse Recommendation") so long as the Travis Board or the Special Committee, as applicable, shall have determined in its good faith judgment, after consultation with independent legal counsel, that its failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under Texas Law, and/or

          (ii) the Travis Board, upon the recommendation of the Special Committee, may accept a Superior Proposal and cause Travis to enter into a definitive agreement with respect to a Superior Proposal, provided that nothing in this Section 4.02(d) will permit Travis to enter into a definitive agreement for a Superior Proposal unless this Agreement has been terminated as provided in Section 7.01.

     A "Superior Proposal" means an Acquisition Proposal which each of the Special Committee and the Travis Board determines in good faith, after consultation with and giving due consideration to the advice of its legal and financial advisors, (x) is reasonably capable of being completed, including a determination that its financing, to the extent required, is then committed or is reasonably likely to be obtained without material delay, and (y) would, if consummated, result in a transaction more favorable to Travis' shareholders from a financial point of view than the Merger contemplated by this Agreement.

     (e) Travis shall immediately cease and terminate, as of the date hereof, all existing discussions or negotiations with any Person conducted heretofore in respect of any Acquisition Proposal.

4.03. Travis Board Actions. Any action to be taken by the Travis Board, or any committee thereof whose members include Kenneth N. Burroughs or Robert L. Ring, pertaining to this Agreement or any transaction or action contemplated hereby (including, without limitation, the Merger or actions authorized by Sections 4.02(a), (c) or (d)) shall be taken by the affirmative vote of a majority of the disinterested directors.

4.04.  Notification  of Certain  Matters.  Without  limiting the  generality  of
Section 4.01, Travis shall give prompt notice to Tracker, and Tracker shall give prompt notice to Travis, of (a) the occurrence, or nonoccurrence, of any event which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or which would result in any condition to the obligations of the parties hereunder not being satisfied, (b) any change or event known to Travis which could reasonably be expected to have a Material Adverse Effect, (c) any material failure by such party (or a Subsidiary thereof) to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (d) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement,
(e) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, and (f) any material claims, actions, proceedings or governmental investigations by or before any court or other Governmental Entity pending or, to the Knowledge of Travis, threatened against, relating to or involving or otherwise affecting Travis or any of its Subsidiaries; provided, however, that the delivery of any notice pursuant to this Section 4.04 shall not limit or otherwise affect the remedies available hereunder to the parties hereunder. If any event or matter arises after the date of this Agreement which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Disclosure Letter or which is necessary to correct any information in the Disclosure Letter which has been rendered inaccurate thereby, then Travis shall, for informational purposes only, promptly supplement, or amend, and deliver to Tracker the Disclosure Letter which it has delivered pursuant to this Agreement.

4.05. Anti-takeover Statutes. If any "fair price," "moratorium," "control share," "business combination," "shareholder protection" or similar or other anti-takeover statute or regulation enacted under any state or federal law becomes applicable to the Merger or any of the other transactions contemplated hereby, Travis, the Special Committee and the Travis Board will grant such approvals and take all such actions as are within its authority and are reasonable so that the Merger and the other transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise use all commercially reasonable efforts to eliminate the effects of such statute or regulation on the Merger and the transactions contemplated hereby and thereby.

                                    ARTICLE V
                              ADDITIONAL AGREEMENTS

5.01. Shareholders' Meeting. Subject to applicable law and the other provisions of this Agreement, Travis shall, in accordance with Texas Law and its Articles of Incorporation and its Bylaws: (a) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as reasonably practicable for the purpose of considering and taking action upon this Agreement (the "Shareholders' Meeting"); (b) include in the proxy statement or information statement prepared by Travis for distribution to shareholders of Travis in advance of the Shareholders' Meeting (the "Proxy Statement") in accordance with Regulation 14A or Regulation 14C promulgated under the Exchange Act, the recommendation of the Travis Board that the shareholders of Travis adopt this Agreement; and (c) use all reasonable efforts: (i) to obtain and furnish the information required to be included by it in the Proxy Statement, including any information required to be disclosed on Schedule 13E-3 and, after consultation with Tracker, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time; and (ii) to obtain the necessary approvals by its shareholders of this Agreement and the transactions contemplated thereby. Tracker will promptly provide Travis with the information concerning Tracker required to be included in the Proxy Statement, including any information required to be disclosed on Schedule 13E-3.

5.02. Preparation of Proxy Statement and Schedule 13E-3.

     (a) Travis shall, as soon as reasonably practicable, prepare a preliminary form of the Proxy Statement (the "Preliminary Proxy Statement") and the Schedule 13E-3. Travis shall: (i) file the Preliminary Proxy Statement and the Schedule 13E-3 with the SEC promptly after it has been prepared in a form reasonably satisfactory to Tracker; (ii) use reasonable efforts to promptly prepare any amendments to the Preliminary Proxy Statement or the Schedule 13E-3 required in response to comments of the SEC or its staff or that Travis or the Special Committee deems necessary or advisable; and (iii) use reasonable efforts to cause the Proxy Statement to be mailed to Travis' shareholders as soon as reasonably practicable after the Preliminary Proxy Statement, as so amended, is cleared by the SEC. After the Proxy Statement shall have been mailed to Travis' shareholders, Travis, if required, shall promptly circulate amended or supplemental proxy material and, if required in connection therewith, resolicit proxies; provided, however, no such amended or supplemental proxy material will be mailed by Travis without consultation with and review by Tracker and the Special Committee. In addition, Travis shall: (i) promptly notify Tracker of the receipt of the comments of the SEC and of any request from the SEC for amendments or supplements to the preliminary proxy statement or Proxy Statement or for additional information and will promptly supply Tracker and the Special Committee with copies of all written correspondence between Travis or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Preliminary Proxy Statement, the Proxy Statement, the Schedule 13E-3 and/or the Merger; and (ii) promptly inform Tracker and the Special Committee if at any time prior to the Shareholders'
Meeting any event should occur that is required by applicable law to be set forth in an amendment of, or a supplement to, the Proxy Statement, in which case Travis, in consultation with Tracker and the Special Committee, will, upon learning of such event, promptly prepare and mail such amendment or supplement.

     (b) It is expressly understood and agreed that: (i) Tracker and Travis will consult with each other in connection with all aspects of the preparation, filing and clearance by the SEC of the Proxy Statement, Preliminary Proxy
Statement and Schedule 13E-3 (including any and all amendments or supplements thereto); (ii) Travis shall give Tracker and the Special Committee the reasonable opportunity to review and comment on each of the Proxy Statement, Preliminary Proxy Statement and Schedule 13E-3 prior to filing with the SEC and shall give Tracker and the Special Committee the reasonable opportunity to review and comment on all amendments and supplements to each of the Proxy Statement, Preliminary Proxy Statement and Schedule 13E-3 and all responses to requests for additional information and replies to comments prior to filing with the SEC, and each of Travis and Tracker agrees to use all reasonable efforts, after consultation with the other, to respond promptly to all such comments of and requests by the SEC; and (iii) to the extent practicable and desired by Tracker and the Special Committee, Travis and the Special Committee shall permit Tracker to participate in all communications with the SEC and its staff (including all meetings and telephone conferences) relating to each of the Proxy Statement, Preliminary Proxy Statement and Schedule 13E-3 or any of the transactions contemplated thereby (provided that Tracker shall not separately communicate with the SEC and in the event that such participation by Tracker is not practicable or desired by Tracker, Travis shall promptly inform Tracker of the content of all such communications and the participants involved therein).

5.03. Access to Information.

     (a) During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time, Travis shall: (i) afford Tracker and its accountants, counsel and other representatives reasonable access during normal business hours to (A) all of Travis' properties, books, contracts, commitments and records and (B) all other information concerning the business, properties and personnel of Travis as Tracker may reasonably request; (ii) provide to Tracker and its accountants, counsel and other representatives true, correct and complete copies of internal financial statements promptly upon request; (iii) permit Tracker, at its expense and as promptly as reasonably practicable, to conduct any additional environmental testing (including Phase I and Phase II work) that Tracker believes is reasonably necessary; and (iv) provide all reasonable assistance to Tracker to ensure Tracker obtains all the information to which Tracker is entitled pursuant to this Section 5.03(a).

     (b) Subject to compliance with applicable law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, Travis shall confer from time to time as requested by Tracker with one or more representatives of Tracker to discuss any material changes or developments in the operational matters of Travis and the general status of the ongoing operations of Travis.

5.04. Public Disclosure. Unless otherwise permitted by this Agreement, Tracker and Travis shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (regardless of whether it is in response to an inquiry) regarding the terms of this Agreement or the transactions contemplated hereby, and neither party shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except that either party shall be free to make such public disclosure or statement as it shall reasonably deem necessary to comply with federal or state laws so long as the party proposing to issue such disclosure or statement uses its commercially reasonable efforts to consult with the other party before issuing the disclosure or statement.

5.05. Consents; Cooperation.

     (a) Each of Tracker and Travis shall promptly after the execution of this Agreement apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger.

     (b) As soon as practicable after the date hereof, Travis shall use its commercially reasonable efforts to obtain prior to the Closing, and deliver to Tracker at or prior to the Closing, all consents, waivers and approvals under each contract listed or described in Section 5.05(b) of the Disclosure Letter, each such contract to be that which Travis is a party in respect of which the failure to obtain a novation or consent to assignment in connection with the Merger or any other transaction contemplated by this Agreement, individually or in the aggregate, could reasonably be expected to materially and adversely affect the Surviving Corporation's ability to operate the business of Travis in the same manner as such business was operated by Travis prior to the Effective Time, or required to be obtained in connection with the consummation of the transactions contemplated hereby for the assignment thereof or otherwise.

5.06. Legal Requirements. Each of the parties hereto shall: (a) take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the consummation of the transactions contemplated by this Agreement; (b) cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement; and (c) take all reasonable actions necessary to obtain (and shall cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

5.07. Commercially Reasonable Efforts; Further Assurances. On the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its commercially reasonable efforts, and shall cooperate with each other party hereto, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VI. Without limiting the generality or effect of the foregoing, in the event an injunction or other order preventing the consummation of the Merger shall have been issued by a court of competent jurisdiction, each party hereto shall its use commercially reasonable efforts to have such injunction or other order lifted. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

5.08. Fees and Expenses. Except as provided for in Sections 7.04 and 8.09, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

5.09. Travis Preferred Stock Restrictions. Until the earlier of the Effective Time or the termination of this Agreement according to its terms, Tracker shall not, directly or indirectly, sell, transfer or otherwise dispose of any shares of Travis Preferred Stock; provided, however, that notwithstanding the foregoing, Tracker may assign or distribute all or any portion of such shares to Tracker Marine or any of its direct or indirect Subsidiaries.

5.10. Indemnification and Insurance.

     (a) All rights to indemnification existing in favor of the present or former directors, officers and employees (or any person who served at Travis' or any of its Subsidiaries' request as an officer, director or agent) of Travis or any of its Subsidiaries (or any other entity or enterprise, such as, a partnership, joint venture, trust or employee benefit plan affiliated with Travis) as provided in Travis' Articles of Incorporation or Bylaws, or the articles of organization, bylaws or similar documents of any of Travis' Subsidiaries or other entity or enterprise and the indemnification agreements, if any, with such person or persons, as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect without modification (other than modifications that would enlarge the indemnification rights) for a period of not less than three years following the Effective Time, and the Surviving Corporation shall comply fully with its obligations hereunder and thereunder. The Articles of Incorporation and Bylaws of the Surviving Corporation shall not be amended, repealed or otherwise modified for the period set forth in the preceding sentence in any manner that would adversely affect the rights thereunder of individuals who as of the date hereof were directors, officers or employees of Travis or otherwise entitled to indemnification under the Articles of Incorporation or Bylaws of Travis (the "Indemnified Parties"). It is understood and agreed that Travis shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify, defend and hold harmless, each Indemnified Party against any costs or expenses (including the prompt advance or payment of reasonable attorney's fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement entered into with the consent of the Surviving Corporation (which consent shall not be unreasonably withheld) in connection with any claim, action, suit, proceeding or investigation, including without limitation, liabilities arising out of this Agreement and the transactions contemplated hereby, to the extent that it was based on the fact that such Indemnified Party is or was a director, officer or employee of Travis and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time, and in the event of any such claim, action, suit proceeding or investigation (whether arising before or after the Effective Time), (i) Travis or the Surviving Corporation, as applicable, shall pay the reasonable fees and expenses of one counsel (provided that if different Indemnified Parties are subject to different claims, actions, suits, proceedings or investigations, each Indemnified Party may select his or her own counsel which counsel shall be reasonably satisfactory to Travis or the Surviving Corporation), promptly as statements therefor are received and (ii) Travis and the Surviving Corporation will cooperate in the defense of such matter.

     (b) Travis shall maintain in effect until the Effective Time, in respect of acts or omissions occurring prior to the Effective Time and in the current coverage amounts, policies of directors' and officers' liability insurance and fiduciary insurance covering the persons described in Section 5.10(a). For a period of three years following the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance and fiduciary insurance covering the Indemnified Parties who currently or at the Effective Time are covered by Travis' officers' and directors' liability insurance and fiduciary insurance policies on terms not less favorable than those in effect on the date hereof in terms of coverage and amounts; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed 150% of the premium paid by Travis for such insurance as of the date hereof, then the Surviving Corporation shall provide the maximum coverage that will then be available at an annual premium equal to 150% of such per annum rate as of the date hereof.

     (c) The Surviving Corporation shall pay all reasonable costs and expenses, including attorney's fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.10.

     (d) Notwithstanding Section 8.01, this Section 5.10 shall survive the consummation of the Merger and, notwithstanding Section 8.03, is intended to benefit, and shall be enforceable by, any person or entity entitled to be indemnified hereunder. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.10.

                                   ARTICLE VI
                              CONDITIONS PRECEDENT

6.01. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing (such waiver by Travis based solely on approval by the Special Committee), by agreement of all the parties hereto (it being understood that each such condition is solely for the benefit of the parties hereto and may be waived in writing by their mutual agreement without notice, liability or obligation to any Person):

     (a) Shareholder Approval. The Requisite Approval shall have been obtained.

     (b) Disinterested Shareholder Approval. Travis shall have received the affirmative vote of the holders of a majority of the outstanding shares of Travis Common Stock Held by the Disinterested Shareholders entitled to vote at the Shareholders' Meeting.

     (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by a Governmental Entity seeking any of the foregoing be pending. No action taken by any Governmental Entity, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

     (d) Governmental Approvals. All consents, authorizations, orders and approvals of (or filings or registrations with) any Governmental Entity or any other Person required to be obtained or made prior to the Effective Time in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been obtained or made, except for the filing of the Articles of Merger pursuant to
Section 1.03 and the filing of the Certificate of Merger with the Secretary of State of the State of Missouri.

     (e) Opinion of Financial Advisor. The Financial Advisor shall not have withdrawn its opinion delivered to the Special Committee of Travis, dated November 10, 2004, or its consent for Travis to include the name of the Financial Advisor and a description of such opinion in Travis' Schedule 13E-3 and Proxy Statement.

6.02. Additional Conditions to Obligations of Travis. The obligations of Travis to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Travis, such waiver based solely on approval by the Special Committee (it being understood that each such condition is solely for the benefit of Travis and may be waived in writing by Travis in its sole discretion without notice, liability or obligation to any Person):

     (a) Representations, Warranties and Covenants. For purposes of this Section 6.02(a), the accuracy of the representations and warranties of Tracker set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of Tracker set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on (A) the business, assets, liabilities, operations, results of operations, properties (including intangible properties), regulatory status or condition (financial or otherwise) of Tracker or of the Surviving Corporation;
(B) the legality, validity, binding effect or enforceability of this Agreement, or (C) the ability of Tracker to perform its obligations under this Agreement; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "knowledge" or "Knowledge" of any Person shall be deemed not to include such qualifications. Tracker shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

     (b) Receipt of Certificates of Tracker. Travis shall have received certificates executed on behalf of Tracker by an authorized officer of Tracker, certifying that the conditions set forth in Section 6.02(a) shall have been satisfied.

6.03. Additional Conditions to Obligations of Tracker. The obligations of Tracker to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, by Tracker (it being understood that each such condition is solely for the benefit of Tracker and may be waived in writing by Tracker in its sole discretion, without notice, liability or obligation to any Person):

     (a) Representations, Warranties and Covenants. For purposes of this Section 6.03(a), the accuracy of the representations and warranties of Travis set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of Travis set forth in Sections 3.01(b), 3.01(d) (solely as it relates to the authorized and outstanding capitalization of Travis), 3.01(e), 3.01(f), 3.01(o) and 3.01(q). There shall not exist any inaccuracies in the other representations and warranties of Travis set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" or to the "knowledge" or "Knowledge" of any Person shall be deemed not to include such qualifications. Travis shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

     (b) Receipt of Certificate of Travis. Tracker shall have received a certificate executed on behalf of Travis by an authorized officer of Travis certifying that the conditions set forth in Section 6.03(a) shall have been satisfied.

     (c) Third Party Consents. Tracker shall have received evidence satisfactory to it of the consent or approval of those Persons whose consent or approval shall be required in connection with the Merger under each contract listed in
Section 5.05(b) of the Disclosure Letter.

     (d) Dissenters. The aggregate number of shares of common stock Held by the Dissenting Shareholders shall not exceed 10% of the total number of shares of Travis Common Stock outstanding on the Closing Date.

     (e) Defaults under Floor Plan Financing Arrangements. Travis shall not be in default under any agreement or arrangement with its Senior Inventory Lender, other than a default that is the direct result of Tracker's failure to make timely, non-disputed payments of any material amount to Travis.

     (f) Refinancing of Certain Indebtedness. Each of the creditors of Travis set forth on Exhibit E shall have agreed, effective only as of the Closing Date and subject to the Closing having occurred, to discharge all of the indebtedness (including, without limitation, accrued interest, principal and costs, if any) evidenced by the Subordinated Note held by such creditor in exchange for an amount equal to 70% of the original face value of such Subordinated Note, which such payment shall occur as of the Closing Date.

     (g) New Floor Plan Facility. Tracker Marine, Travis and the Senior Inventory Lender shall have entered into new floor plan facilities to be effective as of the Closing Date on such terms as are mutually and reasonably agreeable to all such parties.


                                   ARTICLE VII
                        TERMINATION, AMENDMENT AND WAIVER

7.01. Termination. This Agreement may be terminated and the Merger abandoned:

     (a) by mutual written consent duly authorized by the Travis Board and the partners of Tracker;

     (b) by either Tracker or Travis, if the Effective Time shall not have occurred on or before March 4, 2005, provided, however, that the right to terminate this Agreement under this paragraph (b) shall not be available to any party whose misrepresentation in this Agreement or whose failure to perform any of its covenants and agreements or to satisfy any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

     (c) by either Tracker or Travis, if any federal, state or foreign court of competent jurisdiction or other Governmental Entity shall have issued any judgment, injunction, order or decree prohibiting, enjoining or otherwise restraining the transactions contemplated by this Agreement, and such judgment, injunction, order or decree shall have become final and nonappealable (provided however, that the party seeking to terminate this Agreement pursuant to this paragraph (c) shall have used reasonable efforts to remove such judgment, injunction, order or decree) or if any statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of this Agreement which prohibits the consummation of the Merger shall be in effect;

     (d) by either Tracker or Travis, if (i) the Requisite Approval is not obtained and (ii) the condition set forth in Section 6.01(b) has not been satisfied, in each case at the Shareholders' Meeting (including any adjournment or postponement thereof permitted by this Agreement);

     (e) by Tracker, if: (i) Travis shall have breached any representation, warranty or covenant contained herein in any material respect, and (A) such breach shall not have been cured within ten Business Days after receipt by Travis of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), and (B) if not cured at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.03(a) to be satisfied; (ii) the Shareholders' Meeting shall not have occurred on or before March 1, 2005; (iii) an Adverse Recommendation has occurred, or
(iv) a Material Adverse Effect shall have occurred;

     (f) by Travis: (i) if Tracker shall have breached any representation, warranty or covenant contained herein in any material respect, and (A) such breach shall not have been cured within ten Business Days after receipt by Tracker of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), and (B) if not cured at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.02(a) to be satisfied; or (ii) in accordance with the terms and subject to the conditions of Section 4.02(a); and

     (g) by either Tracker or Travis, if prior to receiving the Requisite Approval, the Travis Board or the Special Committee shall have resolved to accept a Superior Proposal.

7.02. Effect of Termination. In the event of termination of this Agreement by either Travis or Tracker as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Travis or Tracker, other than Section 5.08, Section 5.10, this
Section 7.02 and Article VIII and except for any material willful breach of this Agreement by any party hereto (which material willful breach and liability therefor shall not be affected by termination of this Agreement).

7.03. Extension, Waiver. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto;
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement. No such waiver by Travis shall be valid unless approved in advance by the Special Committee.

7.04. Reimbursement of Expenses. Travis agrees to reimburse Tracker, in immediately available funds by wire transfer to an account designated by Tracker, an amount equal to Tracker's out-of-pocket costs and expenses (which are reasonably documented) that are reasonably incurred in connection with this Agreement, the Merger and the transactions contemplated hereby (including without limitation, all reasonable legal, accounting and financial advisory fees and expenses incurred by Tracker, but excluding expenses associated with loans made by Tracker to Travis) (collectively, the "Reimbursable Expenses") if this Agreement is terminated by either party pursuant to Section 7.01(g), provided that such costs and expenses shall not exceed Five Hundred Thousand Dollars ($500,000). Travis will pay such Reimbursable Expenses (i) on the date of termination of this Agreement by Travis or (ii) not later than five Business Days after termination of this Agreement by Tracker, as applicable.


                                  ARTICLE VIII
                               GENERAL PROVISIONS

8.01.  Non  Survival  of   Representations   and  Warranties.   The  warranties,
representations and covenants of Travis and Tracker contained in or made pursuant to this Agreement shall not survive the Effective Time; provided, however, that this Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

8.02. Indemnity by Travis.

     (a) Indemnification by Travis. Travis shall indemnify, defend and hold harmless Tracker, its officers, partners and Affiliates, and their respective successors and permitted assigns (each solely in their capacity as such) and their representatives, attorneys, consultants and agents (individually, a "Tracker Indemnified Party" and collectively, the "Tracker Indemnified Parties") from and against any and all actual damages, costs and expenses actually incurred (including reasonable attorneys' fees but excluding claims for consequential damages or claims for lost profit) ("Damages"), resulting from, arising from or caused by any claims brought against any of the Tracker Indemnified Parties by reason of or resulting from any misrepresentation, breach of any warranty or nonperformance or breach of any covenant, obligation or agreement of Travis or its Subsidiaries contained in or made pursuant to this Agreement, the Disclosure Letter or pursuant to any statement, certification or other document furnished pursuant to this Agreement, including, but not limited to, the Preliminary Proxy Statement, Proxy Statement or the Schedule 13E-3 (or any amendment or supplement thereto); provided that the foregoing indemnity agreement shall not apply to any Damages to the extent they arise out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to Travis by Tracker pursuant to this Agreement or for use in the Preliminary Proxy Statement, Proxy Statement or the Schedule 13E-3 (or any amendment or supplement thereto).

     (b) Indemnification by Tracker. Tracker shall indemnify, defend and hold harmless Travis, its officers, partners and Affiliates, and their respective successors and permitted assigns (each solely in their capacity as such) and their representatives, attorneys, consultants and agents (individually, a "Travis Indemnified Party" and collectively, the "Travis Indemnified Parties") from and against any and all Damages, resulting from, arising from or caused by any claims brought against any of the Travis Indemnified Parties by reason of or resulting from any misrepresentation, breach of any warranty or nonperformance or breach of any covenant, obligation or agreement of Tracker contained in or made pursuant to this Agreement or pursuant to any statement, certification or other document furnished pursuant to this Agreement, including, but not limited to, any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to Travis by Tracker pursuant to this Agreement or for use in the Preliminary Proxy Statement, Proxy Statement or the Schedule 13E-3 (or any amendment or supplement thereto).

     (c) Claims Procedures.

          (i) If any claim, action at law or suit in equity is instituted against a Travis Indemnified Party or a Tracker Indemnified Party (collectively, the "Indemnified Parties"), as the case may be, with respect to which the Indemnified Party would qualify for indemnification for any Damages under paragraph (a) or (b) of this Section 8.02 (an "Assertion"), such Indemnified Party shall give written notice to the indemnifying party (the "Indemnifying Party") of such Assertion with reasonable promptness. The failure to give the notice required by this paragraph (c) with reasonable promptness shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced as a result of the failure to give such notice.

          (ii) The Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control the defense of such Assertion. If any Indemnified Party desires to participate in any such defense it may do so at its sole cost and expense; provided, however, that if the defendants in any such action shall include the Indemnifying Party and/or its officers or directors as well as an Indemnified Party and such Indemnified Party shall have received the written advice of counsel that there exist defenses available to such Indemnified Party that are materially different from those available to the Indemnifying Party and/or such officers or directors, the Indemnified Party shall have the right to select one separate counsel (and one local counsel in such jurisdictions as are necessary), reasonably acceptable to the Indemnifying Party, to participate in the defense of such action on its behalf, at the expense of the Indemnifying Party.

          (iii) The Indemnified Party and the Indemnifying Party shall cooperate with each other to the fullest extent possible in regard to all matters relating to the Assertion, including corrective actions required by applicable law, the assertion of defenses, the determination, mitigation, negotiation and settlement of all amounts, costs, actions, penalties, damages and the like related thereto, access to the books and records of the Indemnifying Party and its Subsidiaries and, if necessary, providing the Indemnifying Party and its counsel with any powers of attorney or other documents required to permit the Indemnifying Party and its counsel to act on behalf of the Indemnified Party.

          (iv) Neither the Indemnified Party nor the Indemnifying Party shall settle any Assertion without the consent of the other party, which consent shall not be unreasonably withheld; provided, however, that if such settlement involves the payment of money only and the release of all claims and the Indemnified Party is completely indemnified therefore and nonetheless refuses to consent to such settlement, the Indemnifying Party shall cease to be obligated for such Assertion. Any compromise or settlement of the Assertion under this paragraph (b) shall include as an unconditional term thereof the giving by the claimant in question to the Indemnifying Party and the Indemnified Party of a release of all liabilities in respect of such Assertion.

     (d) With respect to any Assertion hereunder, the amount recoverable by any Indemnified Party shall take into account any reimbursements realized by such Indemnified Party from insurance policies or other indemnification sources, arising from the same incident or set of facts or circumstances giving rise to the claim for indemnification. Upon the payment of any Damages by the Indemnifying Party to any Indemnified Party, the Indemnifying Party shall have a right of subrogation with respect to any insurance proceeds or other rights to third party reimbursement for such claims held by such Indemnified Party.

8.03. Assignment; Successors and Assigns; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.04. Governing Law. This Agreement shall be governed by and construed under Texas Law, without regard to the conflict of law principles of said State.

8.05. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

8.06. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.07. Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be delivered: (a) by hand;
(b) by U.S. mail, certified mail, return receipt requested; or (c) by facsimile to the party to be notified, at the following address or facsimile number indicated for such party or at such other address or facsimile number as such party may designate by ten (10) days' advance written notice to the other parties:

If to Travis:                                    If to Tracker:

Travis Boats & Motors, Inc.                      TMRC, L.L.P.
12116 Jekel Circle, Suite 102                    2500 E. Kearney St.
Austin, Texas  78727                             Springfield, Missouri  65803
Attn:  Mark T. Walton                            Attn:  Ken Burroughs
Fax:  (512) 329-0480                             Fax:  (417) 873-5052

With a copy to:                                  With a copy to:

Jenkens & Gilchrist                              Gallop, Johnson & Neuman, L.C.
401 Congress Avenue, Suite 2500                  101 S. Hanley, Suite 1600
Austin, Texas  78701                             St. Louis, Missouri  63105
Attn:  J. Rowland Cook, Esq.                     Attn:  Robert H. Wexler, Esq.
Fax:  (512) 499-3810                             Fax:  (314) 615-6001

Notices shall be deemed to have been given and served: (i) where delivered by hand, at time of delivery; (ii) where delivered by U.S. mail, on acknowledgment of receipt as shown by the date indicated on the return receipt as having been received; and (iii) where delivered by facsimile, 24 hours after transmission confirmation by the transmitting machine unless, within those 24 hours the intended recipient has informed the sender that the transmission was received in an incomplete or garbled form, or the transmission report of the sender indicates a faulty or incomplete transmission. If such receipt is on a day that is not a working day or is later than 5 p.m. (local time) on a working day, the notice shall be deemed to have been given and served on the next working day.

8.08. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to Tracker or Travis, upon any breach or default of the other party or parties under this Agreement shall impair any such right, power or remedy of the non-breaching or non-defaulting party, nor shall it be construed to be a waiver of any such breach or default or an acquiescence thereto, or to any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of Tracker or Travis of any breach or default under this Agreement, or any waiver on the part of Tracker or Travis of any provisions or conditions of this Agreement, must be made in writing and shall be effective only to the extent specifically set forth in such writing.

8.09. Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

8.10. Amendments and Waivers. This Agreement may be amended by the parties at any time prior to the Effective Time; provided, however, that, upon obtaining the Requisite Approval, no amendment shall be made that by law requires further approval by the shareholders of Travis, without such approval. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties hereto. At any time prior to the Effective Time, Tracker or Travis may, to the extent legally allowed, extend the time specified herein for the performance of any of the obligations or other acts of the other, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, or waive compliance by the other with any of the agreements or covenants of such other party contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party to be bound thereby. No such extension or waiver by Travis shall be valid unless approved in advance by the Special Committee. No such extension or waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other breach or failure to strictly comply with the provisions of this Agreement. The failure of any party to insist on strict compliance with this Agreement or to assert any of its rights or remedies hereunder or with respect hereto shall not constitute a waiver of such rights or remedies.

8.11. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement, and the balance of the Agreement shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

8.12. Entire Agreement. This Agreement, the documents referred to herein and the documents delivered in connection herewith constitute the entire agreement between the parties, and no party shall be liable or bound to the other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

8.13. Definitions. For purposes of this Agreement:

     (a) an "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

     (b) a "Business Day" means a day other than a Saturday, Sunday or federal holiday;

     (c) a  "Disinterested  Shareholder"  means a holder of Travis  Common Stock
that  is  neither   Tracker  nor  an  Affiliate  of  Tracker   (other  than  its
non-executive employees);

     (d) a "Governmental Entity" means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority;

     (e) "Held" means having the power to vote or dispose, or to direct the voting or disposition, of Travis Common Stock or Travis Preferred Stock, provided, however, that no Person will be deemed to have Held shares of Travis Common Stock or Travis Preferred Stock with respect to which such Person has an obligation to forward communications to beneficial owners pursuant to Rule 14b-1 or Rule 14b-2 promulgated under the Exchange Act;

     (f) "Held of Record" has the meaning assigned in Rule 12g5-1 under the Exchange Act, as interpreted by the SEC;

     (g) as it relates to Travis, "Knowledge" or "Known" means, with respect to any matter in question, or refers to, the actual knowledge of Mark Walton, Mike Perrine and Richard Birnbaum.

     (h) a "Material Adverse Effect" on or with respect to Travis means any state of facts, change, development, effect or occurrence (any such item, an "Effect") that is, or is likely to be, materially adverse to (i) the business, assets, liabilities, operations, results of operations, properties (including intangible properties), regulatory status or condition (financial or otherwise) of Travis and its Subsidiaries, taken as a whole; (ii) the legality, validity, binding effect or enforceability of this Agreement, or (iii) the ability of Travis to perform its obligations under this Agreement; provided, however, that for purposes of clause (i) of this definition, an Effect shall be deemed to be "materially adverse" only if it will, or would reasonably be expected to, cost Travis (or reduce its value by) an amount equal to or in excess of $500,000; provided, further, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been, or will be, a material adverse effect on or with respect to Travis: (A) actions or omissions of Travis or any Subsidiary of Travis taken with the prior consent of Tracker; (B) any change in the price or trading volume of Travis Common Stock in and of itself (but not any Effect underlying such change); (C) any Effect to the extent (i) resulting from changes affecting the United States economy in general or (ii) generally affecting the industries in which Travis operates, except, in the case of this clause (C)(ii), if the impact on Travis' business is materially disproportionate to the impact on the business of other entities operating in such industries; (D) any Effect to the extent resulting from changes affecting general worldwide economic or capital market conditions; (E) any Effect to the extent resulting from the announcement or pendency of the Merger (except for any suit, action, investigation or proceeding if the underlying claim is not dependent on the announcement or pendency of the Merger); or (F) any changes from the date of this Agreement in any laws, orders, rules or regulations of any Governmental Entity, or accounting regulations and principles, applicable to Travis;

     (i) a "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, Governmental Entity, unincorporated organization or other entity;

     (j) the "Senior Inventory Lender" shall mean GE Commercial Distribution Finance Corporation and its Affiliates.

     (k) a "Subordinated Note" means each of the subordinated notes dated December 14, 2001 issued to certain insiders of Travis, the aggregate original principal amount of all of such Subordinated Notes being $1,300,000;

     (l) a "Subsidiary" of any Person means another Person (i) of which 50% or more of any class of capital stock, voting securities, other voting ownership or voting partnership interests (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (ii) of which such first Person is a general partner; and

     (m) a "Travis Option" means an option to purchase shares of Travis Common Stock issued by Travis;

8.14. Interpretation. When a reference is made in this Agreement to an Article or to a Section, Subsection, Clause, Exhibit or Schedule, such reference shall be to an Article of, a Section, Subsection of or Clause of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words without limitation. The words "hereof," "hereto," "hereby," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "date hereof" shall refer to the date of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if." The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. References to a person are also to its permitted successors and assigns.

8.15. Consent to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any state court or federal court of the United States of America, each sitting in Travis County, Texas or Greene County, Missouri, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such state or, to the extent permitted by law, federal court sitting in Travis County, Texas or Greene County, Missouri, (C) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such state or federal court sitting in Travis County, Texas or Greene County, Missouri, and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such state or federal court sitting in Travis County, Texas or Greene County, Missouri. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.07. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

8.16. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.16.



      Remainder of page intentionally left blank. Signature page to follow.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed personally or by a duly authorized representative thereof, all as of the date first written above.

TMRC, L.L.P.                                TRAVIS BOATS & MOTORS, INC.


By:  /s/ Kenneth N. Burroughs               By: /s/ Mark Walton
     -----------------------------              ---------------------------
Name:   Kenneth N. Burroughs                Name:  Mark Walton
       ---------------------------                -------------------------
Title:  President                           Title: President
        --------------------------                 ------------------------

::ODMA\PCDOCS\SL01\4413152\13                       A-2
                                    EXHIBIT A

                            ARTICLES OF INCORPORATION

See attached.

              SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                           TRAVIS BOATS & MOTORS, INC.


                                   ARTICLE ONE

     The name of the Corporation is Travis Boats & Motors, Inc.

                                   ARTICLE TWO

     The period of its duration is perpetual.

                                  ARTICLE THREE

     The purpose or purposes for which the Corporation is organized are the transaction of any and all lawful business for which a corporation may be incorporated under the Texas Business Corporation Act.

                                  ARTICLE FOUR

     The aggregate number of shares which the Corporation shall have the authority to issue is 1,000 shares of common stock, $0.01 par value per share.

                                  ARTICLE FIVE

     The   street   address   of  the   Corporation's   registered   office   is
__________________,  and the name of its  registered  agent at that  address  is
_____________________.

                                   ARTICLE SIX

     The number of directors shall be set forth in the bylaws of the Corporation and, until amended, shall be one. The name and address of the sole director is:

     John L. Morris       2500 East Kearney, Springfield, MO 65803

                                  ARTICLE SEVEN

     No holder of any shares of capital stock of the Corporation, whether now or hereafter authorized, shall, as such holder, have any preemptive or preferential right to receive, purchase, or subscribe to (a) any unissued or treasury shares of any class of stock (whether now or hereafter authorized) of the Corporation,
(b) any obligations, evidences of indebtedness, or other securities of the Corporation convertible into or exchangeable for, or carrying or accompanied by any rights to receive, purchase, or subscribe to, any such unissued or treasury shares, (c) any right of subscription to or to receive, or any warrant or option for the purchase of, any of the foregoing securities, or (d) any other securities that may be issued or sold by the Corporation.

                                  ARTICLE EIGHT

     Cumulative voting for the election of directors is expressly denied and prohibited.

                                  ARTICLE NINE

     No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

          (a) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

          (b) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

          (c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the shareholders.

     Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

     This provision shall not be construed to invalidate a contract or transaction which would be valid in the absence of this provision or to subject any director or officer to any liability that he would not be subject to in the absence of this provision.

                                   ARTICLE TEN

     The Corporation shall have the power and authority to indemnify any person to the fullest extent permitted by law.

                                 ARTICLE ELEVEN

     Except as otherwise required by the Texas Business Corporation Act or other applicable law, with respect to any matter, the affirmative vote of the holders of a majority of the Corporation's shares entitled to vote on, and voted for or against, at a meeting of shareholders at which a quorum is present shall be the act of the shareholders.

                                 ARTICLE TWELVE

     To the fullest extent permitted by applicable law, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this Article Twelve does not eliminate or limit the liability of a director of the Corporation to the extent the director is found liable for:

          (a) a breach of the director's duty of loyalty to the Corporation or its shareholders;

          (b) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;

          (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

          (d) an act or omission for which the liability of a director is expressly provided by an applicable statute.

     Any repeal or amendment of this Article Twelve by the shareholders of the Corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article Twelve, a director shall not be liable to the Corporation or its shareholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to the Texas Miscellaneous Corporation Laws Act or the Texas Business Corporation Act. The foregoing provisions of this Article Twelve shall not authorize the elimination or limitation of the liability of a director of the Corporation for any act or omission occurring prior to August 31, 1987.

                                ARTICLE THIRTEEN

     Any action which may be taken, or which is required by law or the Articles of Incorporation or bylaws of the Corporation to be taken, at any annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall have been signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

                                ARTICLE FOURTEEN

     A special meeting of the shareholders of the Corporation may only be called by the President or Board of Directors of the Corporation or the holders of not less than 25 percent of all the shares entitled to vote at the proposed special meeting or by such other person or persons as may be so authorized by the bylaws of the Corporation.

                                 ARTICLE FIFTEEN

     The power to amend or repeal the Corporation's bylaws and to adopt new bylaws shall be reserved exclusively to the Board of Directors of the Corporation.

         EXECUTED as of ____________, 2004.

                                        TRAVIS BOATS & MOTORS, INC.



                                        By: _________________________________
                                            ________________, President

::ODMA\PCDOCS\SL01\4413152\13                       B-1
                                    EXHIBIT B

                                     BYLAWS

See attached.

                      THIRD AMENDED AND RESTATED BYLAWS OF
                           TRAVIS BOATS & MOTORS, INC.

1. Offices

     1.1 Principal Office. The principal office of the Corporation shall be located in Austin, Texas, or at such other location as the board of directors may from time to time determine.

     1.2 Other Office. The Corporation may also have offices at such other places within or without the State of Texas as the board of directors may from time to time determine or the business of the Corporation may require.

2. Meetings of Shareholders

     2.1 Annual Meeting. The annual meeting of shareholders for the election of directors and such other business as may properly be brought before the meeting shall be held at such place within or without the State of Texas and at such date and time as shall be designated by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     2.2 Special  Meetings.  Special  meetings of the shareholders may be called
(a) by the president or the board of directors, or (b) by the holders of at least 25% of all the shares entitled to vote at the proposed meeting. The record date for determining shareholders entitled to call a special meeting shall be the date the first shareholder signs the call and notice of that meeting. Only business within the purpose or purposes described in the notice of a special meeting of shareholders may be conducted at such meeting.

     2.3 Notice and Waivers of Notice.

          (a) Written notice stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the share transfer records of the Corporation.

          (b) Notice may be waived in writing signed by the person or persons entitled to such notice. Such waiver may be executed at any time before or after the holding of such meeting. Attendance at a meeting shall constitute a waiver of notice, except where the person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

     2.4 Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, the board of directors may in advance establish a record date which must be at least 10 but not more than 60 days prior to such meeting. If the board of directors fail to establish a record date, the record date shall be the date on which notice of the meeting is mailed.

     2.5 Voting List.

          (a) The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or vote at any meeting of shareholders.

          (b) Failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

     2.6 Quorum of Shareholders. With respect to any matter, a quorum shall be present at a meeting of shareholders if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting, in person or by proxy, unless otherwise provided in the Articles of Incorporation in accordance with the Texas Business Corporation Act (the "Act"). Unless otherwise provided in the Articles of Incorporation, the shareholders represented in person or by proxy at a meeting of shareholders at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by a vote of the holders of a majority of the shares represented in person or by proxy at that meeting.

     2.7 Withdrawal of Quorum. Unless otherwise provided in the Articles of Incorporation, once a quorum is present at a meeting of shareholders, the shareholders represented in person or by proxy at the meeting may conduct such business as may properly be brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any shareholder or the refusal of any shareholder represented in person or by proxy to vote shall not effect the presence of a quorum at the meeting.

     2.8 Voting on Matters Other Than the Election of Directors. With respect to any matter, other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the Act, the affirmative vote of the holders of a majority of the shares represented in person or by proxy at a meeting of shareholders at which a quorum is present shall be the act of the shareholders, unless otherwise provided in the Articles of Incorporation.

     2.9 Voting in the Election of Directors. Directors shall be elected in the manner provided in the Articles of Incorporation.

     2.10 Method of Voting. The holders of outstanding shares of capital stock of the Corporation shall be entitled to vote on matters submitted to a vote of shareholders as provided in the Articles of Incorporation. Any shareholder may vote either in person or by proxy executed in writing by the shareholder. No proxy shall be valid after 11 months from the date of its execution, unless otherwise provided in the proxy.

     2.11 Action Without Meetings.

          (a) To the extent so provided in the Articles of Incorporation, any action required by law to be taken at any annual or special meeting of shareholders, or any action that may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present or represented and voted.

          (b) Every written consent shall bear the date of signature of each shareholder who signs the consent. No written consent shall be effective to take the action that is the subject of the consent unless, within 60 days after the date of the earliest dated consent delivered to the Corporation in the manner required by law, a consent or consents signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent delivered to the Corporation by delivery to its registered office, to its principal office or to an officer or agent of the Corporation having custody of the books in which proceedings of meetings of shareholders are recorded. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Corporation's principal office shall be addressed to the president or the chief executive officer of the Corporation.

          (c) A telegram, telex, cablegram, or similar transmission by a shareholder, or a photographic, photostatic, facsimile, or similar reproduction of a writing signed by a shareholder, shall be regarded as signed by the shareholder for purposes of this section.

          (d) Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

     2.12 Conduct of Meeting. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President shall preside at all meetings of shareholders. The Secretary shall keep the records of each meeting of shareholders. In the absence or inability to act of any such officer, such officer's duties shall be performed by the officer given the authority to act for such absent or non-acting officer under these bylaws or by a person appointed by the meeting.

3. Directors

     3.1 Powers. The powers of the Corporation shall be exercised by or under authority of, and the business and affairs of the Corporation and all corporate powers shall be managed under the direction of, the board of directors.

     3.2 Number, Term of Office and Qualifications. The property and business of the corporation shall be managed and controlled by a Board of Directors consisting of one director or such other number of directors as shall be determined from time to time by the Board of Directors. Each director shall hold office until the next annual meeting of shareholders, or, until his successor shall be elected and shall have qualified. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of 60% of the remaining Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of Directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose. Directors need not be residents of the State of Texas or shareholders of the Corporation.

     3.3 Election. The directors shall be elected at the annual meetings of the shareholders, and each Director elected shall serve until his successor shall have been elected and qualified.

     3.4 Removal of Directors. At any meeting of shareholders called expressly for the purpose of removing a Director, any Director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of Directors.

4. Meetings of the Board of Directors

     4.1 Place. Meetings of the board of directors, regular or special, may be held either within or without the State of Texas.

     4.2 Regular Meetings. Regular meetings of the board of directors shall be held at such dates and times and at such places as shall from time to time be determined by the board of directors. Regular meetings may be held with or without notice, as determined by the board of directors.

     4.3 Special Meetings. Special meetings of the board of directors may be called by the chairman of the board of directors or the president and shall be called by the secretary on the written request of any two directors. Notice of each special meeting of the board of directors shall be given to each director at least 48 hours before the meeting is scheduled to convene.

     4.4 Notice and Waiver of Notice. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Except as may be otherwise provided by law or by the Articles of Incorporation or by these Bylaws, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     4.5 Quorum of Directors; Vote Required. At all meetings of the Board of Directors a majority of the Directors shall constitute a quorum for the transaction of business and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     4.6 Action Without Meetings. Any action required or permitted to be taken at a meeting of the board of directors or any committee may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the board of directors or committee, as the case may be.

     4.7 Committees.

          (a) The board of directors, by resolution adopted by a majority of the full board of directors, may designate from among its members one or more committees, each of which shall be comprised of one or more of its members, and may designate one or more of its members as alternate members of any committee, who may, subject to any limitations imposed by the board of directors, replace absent or disqualified members at any meeting of that committee. Any such committee, to the extent provided in such resolution shall have and may exercise all of the authority of the board of directors, subject to the limitations set forth in the Act.

          (b) The designation of a committee of the board of directors and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law.

     4.8 Compensation. The Directors shall receive such compensation and reimbursement for their services as directors as may be determined by resolution of the board of directors.

5. Officers

     5.1 Election, Number, Qualification, Term, Compensation. The officers of the Corporation shall be elected by the board of directors and shall consist of a president, a vice-president, a secretary and a treasurer. The board of directors may also elect a chairman of the board, additional vice-presidents, one or more assistant secretaries and assistant treasurers and such other officers and assistant officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall have such authority and exercise such powers and perform such duties as shall be determined from time to time by the board by resolution not inconsistent with these Bylaws. Two or more offices may be held by the same person. None of the officers need be directors. The board of directors shall have the power to enter into contracts for the employment and compensation of officers for such terms as the board deems advisable. The salaries of all officers of the Corporation shall be fixed by the board of directors.

     5.2 Removal. The officers of the Corporation shall hold office until their successors are elected or appointed and qualify, or until their death or until their resignation or removal from office. Any officer elected or appointed by the board of directors may be removed at any time by the board, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not of itself create contract rights.

     5.3 Vacancies. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the board of directors.

     5.4 Authority. Officers and agents shall have such authority and perform such duties in the management of the Corporation as may be provided in these Bylaws.

     5.5 Chairman of the Board. The Chairman of the Board, if one is elected, shall preside at all meetings of the board of directors and of the shareholders and shall have such other powers and duties as may from time to time be prescribed by the board of directors upon written directions given to him pursuant to resolutions duly adopted by the board of directors.

     5.6 Vice-Chairman of the Board. The Vice-chairman of the Board, if elected, shall preside at meetings of the board of directors and of shareholders in the absence of the chairman of the board. The vice-chairman of the board shall have such other powers and duties as from time to time may be prescribed by the board of directors.

     5.7 President. The president shall be the chief executive officer of the Corporation, shall have general and active management of the business and affairs of the Corporation and shall see that all orders and resolutions of the board of directors are carried into effect. He shall preside at all meetings of the shareholders and of the board of directors, unless a chairman of the board or vice-chairman of the board has been elected, in which event the president shall preside at meetings of the shareholders and of the board of directors in the absence or disability of the chairman of the board or vice-chairman of the board.

     5.8 Vice-President. Vice-presidents, including executive vice-presidents and senior vice-presidents, in the order of their seniority, unless otherwise determined by the board of directors, shall, in the absence or disability of the president, perform the duties and have the authority and exercise the powers of the president. They shall perform such other duties and have such other authority and powers as the board of directors may from time to time prescribe or as the president may from time to time delegate.

     5.9 Secretary. The secretary shall attend all meetings of the board of directors and all meetings of shareholders and record all of the proceedings of the meetings of the board of directors and of the shareholders in a minute book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. He shall keep in safe custody the seal of the Corporation and, when authorized by the board of directors, shall affix the same to any instrument requiring it and, when so affixed, it shall be attested by his signature or by the signature of an assistant secretary or of the treasurer.

     5.10 Treasurer.

          (a) The treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts and records of receipts, disbursements and other transactions in books belonging to the Corporation, and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the board of directors.

          (b) The treasurer shall disburse the funds of the Corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the president or board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the Corporation.

          (c) If required by the board of directors, the treasurer shall give the Corporation a bond of such type, character and amount as the board of directors may require.

     5.11 Assistant Secretary and Assistant Treasurer. In the absence of the secretary or treasurer, an assistant secretary or assistant treasurer, respectively shall perform the duties of the secretary or treasurer. Assistant treasurers may be required to give bond as provided in section 5.9(c). The assistant secretaries and assistant treasurers, in general shall have such powers and perform such duties as the treasurer or secretary, respectively, or the board of directors or president may prescribe.

6. Certificates Representing Shares

     6.1 Certificates. The shares of the Corporation shall be represented by certificates signed by the president or a vice-president and the secretary or an assistant secretary of the Corporation, and may be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the president or vice-president and the secretary or assistant secretary upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. The certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued. Each certificate shall state on the face thereof the holder's name, the number and class of shares, and the par value of such shares or a statement that such shares are without par value.

     6.2 Payment, Issuance. Shares may be issued for such consideration, not less than the par value thereof, as may be fixed from time to time by the board of directors. The consideration for the payment of shares shall consist of money paid, labor done or property actually received. Shares may not be issued until the full amount of the consideration fixed therefor has been paid.

     6.3 Lost, Stolen or Destroyed Certificates. The board of directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, prescribe such terms and conditions as it deems expedient and may require such indemnities as it deems adequate to protect the Corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

     6.4 Registration of Transfer. Shares of stock shall be transferable only on the books of the Corporation by the holder thereof in person or by his duly authorized attorney. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto and the old certificate cancelled and the transaction recorded upon the books of the Corporation.

     6.5 Registered Owner. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as of the record date as the owner of shares to receive dividends or other distributions, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Texas. The person in whose name the shares are or were registered in the stock transfer books of the Corporation as of the record date shall be deemed to be the owner of the shares registered in his name at that time. Neither the Corporation nor any of its officers, directors, or agents shall be under any liability for making such a distribution to a person in whose name shares were registered in the stock transfer books as of the record date or to the heirs, successors, or assigns of the person, even though the person, or his heirs, successors, or assigns, may not possess a certificate for shares.

7. Dividends

     7.1 Declaration and Payment. Subject to the Act and the Articles of Incorporation, dividends may be declared by the board of directors, in its discretion, at any regular or special meeting, pursuant to law and may be paid in cash, in property or in the Corporation's own shares.

     7.2 Reserves. Before payment of any dividend, the board of directors, by resolution, may create a reserve or reserves out of the Corporation's surplus or designate or allocate any part or all of such surplus in any manner for any proper purpose or purposes, and may increase, create, or abolish any such reserve, designation, or allocation in the same manner.

8. General Provisions

     8.1 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the board of directors.

     8.2 Seal. The corporate seal shall be in such form as may be prescribed by the board of directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

     8.3 Minutes. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders and board of directors, and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving names and addresses of all shareholders and the number and class of the shares held by each.

     8.4 Amendment. The power to amend or repeal these Bylaws and adopt new Bylaws shall be reserved exclusively to the Board of Directors. These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors, at any meeting of the Board of Directors at which a quorum is present, provided notice of the proposed alteration, amendment, or repeal is contained in the notice of the meeting.

     8.5 Notice. Any notice to directors or shareholders shall be in writing and shall be delivered personally or mailed to the directors or shareholders at their respective addresses appearing on the books of the Corporation. Notice by mail shall be deemed to be given at the time when the same shall be deposited in the United States mail, postage prepaid. Notice to directors may also be given by facsimile transmittal. Whenever any notice is required to be given under the provisions of applicable statutes or of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Dated:  ______________, 2004             ___________________________________
                                         ____________________, Secretary

::ODMA\PCDOCS\SL01\4413152\13                       C-1
                                    EXHIBIT C

                                    DIRECTORS

John L. Morris

::ODMA\PCDOCS\SL01\4413152\13                       D-1
                                    EXHIBIT D

                                    OFFICERS


John L. Morris             Chairman of the Board

Kenneth N. Burroughs       President

Steve W. Smith             Vice President of Finance

Jennie Corley              Vice President and Assistant Secretary

Joe C. Greene              Secretary

::ODMA\PCDOCS\SL01\4413152\13                       E-1
                                    EXHIBIT E

                            SUBORDINATED NOTEHOLDERS

                        Name and Address                      Principal Amt.
                   of Subordinated Noteholders                   of Notes
       E.D. Bohls                                               $150,000.00
       1301 South IH 35, Suite 200
       Austin, Texas  78741
       Fax No.:  512-447-2392

       James C. Bohls                                            $25,000.00
       5902 Padre Cove
       Austin, Texas  78731
       Fax No.:  512-342-2210

       Rex Bohls through                                        $100,000.00
       Echo Bay, Ltd.
       1301 South IH 35, Suite 200
       Austin, Texas  78741
       Fax No.:  512-447-2392

       Stephen W. Gurasich                                      $150,000.00
       G, S, D & M Advertising
       828 West 6th Street
       Austin, Texas 78703
       Fax No.:  512-427-4750

       Robert C. Siddons                                        $300,000.00
       724 Vanguard
       Austin, Texas  78734
       Fax No.:  512-481-1982

       Joseph E. Simpson through                                $300,000.00
       JE Simpson Family Partners, LP
       Route 1, Box 136
       San Saba, Texas 76877
       Fax No.: 915-372-6548

       Ronnie L. Spradling                                      $150,000.00
       Travis Boats & Motors, Inc.
       5000 Plaza on the Lake #250
       Austin, Texas  78746
       Fax No.:  512-329-0480

       Mark T. Walton through                                   $125,000.00
       Walton Investments, Ltd.
       9634 Vista View
       Austin, Texas  78750
       Fax No.:  512-329-0480
       -------------------------------------------------------------------------
                              TOTAL                           $1,300,000.00
       -------------------------------------------------------------------------


                                                                       EXHIBIT K


                              TRACKER MARINE GROUP
                                2500 East Kearney
                           Springfield, Missouri 65803
                     phone: 417.873.5900 o fax: 417.873.5068


                                November 10, 2004

Travis Boats & Motors, Inc.
12116 Jekel Circle, Suite 102
Austin, Texas  78727
Attn:    Richard Birnbaum

Re: Voting Support Agreement

Dear Richard:

In connection with the potential merger (the "Merger") of Travis Boats & Motors, Inc. ("Travis") with and into TMRC, L.L.P. ("TMRC") pursuant to that certain Agreement and Plan of Merger between Travis and TMRC (the "Merger Agreement"), Travis and TMRC, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agree to the terms and conditions set forth in this Voting Support Agreement (the "Agreement"):

     1. No Transfer. TMRC agrees that it shall not contract to sell, sell or otherwise transfer or dispose of any of the shares of Travis 6% Series A Cumulative Convertible Preferred Stock owned of record and beneficially by TMRC (the "Shares") or any interest therein or any voting rights with respect thereto, provided that the foregoing restrictions shall not apply to any contract, sale, transfer or disposition made (i) to an affiliate of TMRC (who shall be bound by the terms and conditions of this Agreement to the same extent as
          TMRC), (ii) pursuant to the Merger or (iii) with the prior written consent of Travis.

     2. Voting. TMRC agrees that it shall vote all of the Shares in favor of approving the Merger, the Merger Agreement and the transactions contemplated thereby.

     3. Termination. This Agreement and all rights and obligations hereunder shall terminate as of the earlier of the effective time of the Merger or the termination of the Merger Agreement by any party thereto for any reason.

     4.   Miscellaneous.

          a. Assignment; Successors and Assigns; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

          b. Governing Law. This Agreement shall be governed by and construed under Texas Law, without regard to the conflicts of law principles of said State.

          c. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto.

          d. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party hereto, upon any breach or default of any other party or parties under this Agreement shall impair any such right, power or remedy of the non-breaching or non-defaulting party, nor shall it be construed to be a waiver of any such breach or default or an acquiescence thereto, or to any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party hereto of any breach or default under this Agreement, or any waiver on the part of any party hereto of any provisions or conditions of this Agreement, must be made in writing and shall be effective only to the extent specifically set forth in such writing.

          e. Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

          f. Amendments and Waivers. This Agreement may not be amended or modified, and no waiver of any term or condition shall be valid, except by an instrument in writing signed on behalf of each of the parties hereto. The failure of any party to insist on strict compliance with this Agreement or to assert any of its rights or remedies hereunder or with respect hereto shall not constitute a waiver of such rights or remedies.

          g. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement, and the balance of the Agreement shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

          h. Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement between the parties with respect to the subject matter hereof, and no party shall be liable or bound to the other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

Please indicate your agreement to the foregoing terms and conditions by countersigning this Agreement below.

Regards,

TMRC, L.L.P.


By:  /s/ Kenneth N. Burroughs
     -------------------------------
Name:  Kenneth N. Burroughs
       -----------------------------
Title:  President
        ----------------------------


Accepted and agreed to this 10th day of November, 2004:

Travis Boats & Motors, Inc.


By:  /s/ Mark Walton
     -------------------------------
Name:  Mark Walton
       -----------------------------
Title:  President
        ----------------------------